A copy of this preliminary short form prospectus has been filed with the securities regulatory authorities in each of the provinces and territories of Canada but has not yet become final for the purpose of the sale of securities.  Information contained in this preliminary short form prospectus may not be complete and may have to be amended.  The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. These securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act"), or any state securities laws. Accordingly, except as permitted by the Underwriting Agreement and pursuant to an exemption from the registration requirements of the 1933 Act and state securities laws, these securities may not be offered or sold within the United States or to U.S. Persons (as such term is defined in Regulation S under the 1933 Act). This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these securities within the United States. See "Plan of Distribution".

Information has been incorporated by reference in this short form prospectus from documents filed with the securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the secretary of Harvest Operations Corp., the administrator of Harvest Energy Trust, at Suite 2100, 330 – 5th Avenue S.W., Calgary, Alberta T2P 0L4, Toll free number 1 (866) 666-1178, and are also available electronically at www.sedar.com.

New Issue

April 11, 2008

PRELIMINARY SHORT FORM PROSPECTUS

$250,000,000
7.50% Convertible Unsecured Subordinated Debentures

Harvest Energy Trust (the "Trust") is hereby qualifying for distribution $250,000,000 aggregate principal amount of 7.50% convertible unsecured subordinated debentures (the "Debentures") of the Trust at a price of $1,000 per Debenture (the "Offering").

The Debentures have a maturity date of May 31, 2015 (the "Maturity Date"). The Debentures bear interest at an annual rate of 7.50% payable semi-annually on May 31 and November 30 in each year commencing November 30, 2008. The Debentures are redeemable by the Trust at a price of $1,050 per Debenture on or after June 1, 2011, and on or before May 31, 2012, at a price of $1,025 per Debenture on or after June 1, 2012 and on or before May 31, 2013 and at a price of $1,000 per Debenture on or after June 1, 2013 and before maturity on May 31, 2015, in each case, plus accrued and unpaid interest thereon, if any. See "Details of the Offering".

Debenture Conversion Privilege

Each Debenture will be convertible into Trust Units at the option of the holder at any time prior to the close of business on the Maturity Date, and the Business Day immediately preceding the date specified by the Trust for redemption of the Debentures, at a conversion price of $27.40 per Trust Unit, subject to adjustment in certain events. Holders converting their Debentures will receive accrued and unpaid interest thereon.

The issued and outstanding trust units ("Trust Units") of the Trust are listed on the Toronto Stock Exchange (the "TSX") under the symbol HTE.UN and on the New York Stock Exchange ("NYSE") under the symbol HTE.  On April 10, 2008, the closing price of the Trust Units on the TSX was $23.89 and on the NYSE was US$23.45.  The Trust has applied to list the Debentures and the Trust Units issuable on conversion, redemption or maturity of the Debentures on the TSX and the Trust Units issuable on the conversion, redemption or maturity of the Debentures on the NYSE.  Such listings will be subject to the Trust fulfilling all of the listing requirements of the TSX and the NYSE, respectively.  The offering price of the Debentures was determined by negotiation between Harvest Operations Corp. ("HOC"), on behalf of the Trust, and CIBC World Markets Inc. on its own behalf and on behalf of TD Securities Inc., RBC Dominion Securities Inc., Scotia Capital Inc., HSBC Securities (Canada) Inc. and National Bank Financial Inc. (collectively, the "Underwriters").

ii

		Price: $1,000 per Debenture

	Price to the Public	Underwriters' Fee	Net Proceeds to the Trust(1)
Per Debenture	$1,000	$40	$960
Total	$250,000,000	$10,000,000	$240,000,000

Notes:

(1)

Before deducting expenses of the Offering, estimated to be $500,000, which will be paid from the general funds of the Trust.

(2)

The Trust has also granted to the Underwriters an option (the "Over-allotment Option") to purchase up to an additional $37,500,000 aggregate principal amount of Debentures at a price of $1,000 per Debenture on the same terms and conditions as the Offering, exercisable from time to time, in whole or in part, for a period of up to 30 days following closing of the Offering, to cover over-allotments, if any, and for market stabilization purposes. A purchaser who acquires Debentures forming part of the Over-allotment Option acquires those Debentures under this short form prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-allotment Option or secondary market purchases. If the Over-allotment Option is exercised in full, the total Offering, Underwriters' fee and net proceeds to the Trust (before deducting expenses of the Offering) will be $287,500,000, $11,500,000 and $276,000,000, respectively. This prospectus also qualifies for distribution the grant of the Over-allotment Option and the issuance of Debentures pursuant to the exercise of the Over-allotment Option. See "Plan of Distribution".

In the opinion of Burnet, Duckworth & Palmer LLP, counsel to the Trust, and Macleod Dixon LLP, counsel to the Underwriters, on the basis of the applicable legislation in effect on the date hereof, provided that the Trust Units and Debentures are listed on a designated stock exchange for the purposes of the Tax Act (as defined herein) (which includes the TSX and NYSE), the Debentures and the Trust Units issuable on conversion, redemption or maturity of the Debentures, on the date of closing of the Offering, will be qualified investments under the Tax Act (as defined herein) for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans (except in the case of the Debentures a deferred profit sharing plan to which the Trust has made a contribution), registered education savings plans and registered disability savings plans. See "Eligibility for Investment".

The Underwriters, as principals, conditionally offer the Debentures, subject to prior sale, if, as and when issued by the Trust and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to approval of certain legal matters relating to the Offering on behalf of the Trust by Burnet, Duckworth & Palmer LLP and on behalf of the Underwriters by Macleod Dixon LLP. The Trust has been advised by the Underwriters that, in connection with the Offering, the Underwriters may effect transactions that stabilize or maintain the market price of the Trust Units at levels other than those that might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

Underwriters' Position	Maximum size or number of securities held	Exercise period	Exercise price
Over-allotment Option	$37,500,000 aggregate principal amount of Debentures	30 days following closing of the Offering	$1,000 per Debenture

The Underwriters propose to offer the Debentures initially at the offering price specified above. After a reasonable effort has been made to sell all of the Debentures at the price specified, the Underwriters may subsequently reduce the selling price to investors from time to time in order to sell any of the Debentures remaining unsold. Any such reduction will not affect the proceeds received by the Trust. See "Plan of Distribution".

The head office of the Trust and the head office of HOC is located at 2100, 330 – 5th Avenue S.W., Calgary, Alberta, T2P 0L4.

Each of CIBC World Markets Inc., TD Securities Inc., RBC Dominion Securities Inc., Scotia Capital Inc., HSBC Securities (Canada) Inc. and National Bank Financial Inc. are direct or indirect wholly-owned subsidiaries of Canadian chartered banks which are lenders to HOC and to which HOC is currently indebted. Consequently, the Trust may be considered to be a connected issuer of these Underwriters for the purposes of securities regulations in certain provinces. All of the net proceeds of this Offering will be used to repay a portion of indebtedness to these banks outstanding related to the Trust's credit facilities. See "Relationship Among the Trust and Certain Underwriters" and "Use of Proceeds".

There is currently no market through which the Debentures may be sold and purchasers may not be able to resell Debentures purchased under this short form prospectus. This may affect the pricing of the securities in the secondary market, the transparency and availability of trading prices, the liquidity of securities, and the extent of issuer regulation. See "Risk Factors".

iii

A return on an investment in Trust Units is not comparable to the return on an investment in a fixed-income security. The recovery of an initial investment in Trust Units is at risk, and the anticipated return on such investment is based on many performance assumptions. Although the Trust intends to make distributions of its available cash to holders of Trust Units ("Unitholders"), these cash distributions are not guaranteed and may be reduced or suspended. The actual amount distributed will depend on numerous factors including: the financial performance of the Trust's operating subsidiaries, debt obligations, working capital requirements and future capital requirements. In addition, the market value of the Trust Units or Debentures may decline if the Trust's cash distributions decline in the future, and that market value decline may be material.

It is important for an investor to consider the particular risk factors that may affect the industry in which it is investing, and therefore the stability of the distributions that it receives. See "Risk Factors".

The after tax return from an investment in Trust Units to Unitholders subject to Canadian income tax can be made up of both a return on capital and a return of capital. That composition may change over time, thus affecting an investor's after tax return. On October 31, 2006, the Department of Finance (Canada) ("Finance") announced proposed changes to the taxation of certain publicly-traded trusts and partnerships and their unitholders. Bill C-52, which received Royal Assent on June 22, 2007, contained legislation implementing these proposals (collectively, the "SIFT Rules"). Subject to the SIFT Rules, returns on capital are generally taxed as ordinary income in the hands of a Unitholder who is resident in Canada for purposes of the Tax Act. Pursuant to the SIFT Rules, commencing January 1, 2011 (provided the Trust only experiences "normal growth" and no "undue expansion" before then) certain distributions from the Trust which would have otherwise been taxed as ordinary income generally will be characterized as dividends in addition to being subject to tax at corporate rates at the Trust level. Returns of capital generally are (and under the SIFT Rules will continue to be) tax-deferred for Unitholders who are resident in Canada for purposes of the Tax Act (and reduce such Unitholder's adjusted cost base in the Trust Unit for purposes of the Tax Act). Distributions, whether of income or capital to a Unitholder who is not resident in Canada for purposes of the Tax Act, or that is a partnership that is not a "Canadian partnership" for purposes of the Tax Act, generally will be subject to Canadian withholding tax. Prospective purchasers should consult their own tax advisors with respect to the Canadian income tax considerations applicable in their own circumstances. See "Canadian Federal Income Tax Considerations".

Subscriptions for Debentures will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that closing will occur on or about April 25, 2008 or such other date not later than May 29, 2008 as the Trust and the Underwriters may agree. Certificates for the aggregate principal amount of the Debentures will be issued in registered form to the Canadian Depository for Securities Limited ("CDS") and will be deposited with CDS on the date of closing. No certificates evidencing the Debentures will be issued to subscribers for Debentures, except in certain limited circumstances, and registration will be made in the depositary service of CDS. Subscribers for Debentures will receive only a customer confirmation from the Underwriter or other registered dealer who is a CDS participant and from or through whom a beneficial interest in the Debentures is purchased. See "Plan of Distribution".

The Trust Units and the Debentures are not "deposits" within the meaning of the Canada Deposit Insurance Corporation Act (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, it is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

DBRS Limited ("DBRS") has confirmed a stability rating of STA-5 (low) to the Trust. However, such stability rating is presently under review by DBRS. See "Stability Rating".

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this short form prospectus, and in certain documents incorporated by reference herein, constitute forward-looking statements. These statements relate to future events or future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. HOC believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this short form prospectus should not be unduly relied upon. These statements speak only as of the date of this short form prospectus or as of the date specified in the documents incorporated by reference into this short form prospectus, as the case may be.

In particular, this short form prospectus, and the documents incorporated by reference herein, contain forward-looking statements pertaining to:

  expected financial performance in future periods;

  expected increases in revenue attributable to development and production activities;

  estimated capital expenditures;

  competitive advantages and ability to compete successfully;

  intention to continue adding value through drilling and exploitation activities;

  emphasis on having a low cost structure;

  intention to retain a portion of the Trust's cash flows after distributions to repay indebtedness and invest in further development of properties of Harvest (as defined below);

  reserve estimates and estimates of the present value of the Trust's future net cash flows;

  methods of raising capital for exploitation and development of reserves;

  factors upon which HOC will decide whether or not to undertake a development or exploitation project;

  plans to make acquisitions and expected synergies from acquisitions made;

  expectations regarding the development and production potential of the Trust's properties;

  treatment under government regulatory regimes including, without limitation, environmental and tax regulation;

  overall demand for gasoline, low sulphur diesel, jet fuel, furnace oil and other refined products; and

  the level of global production of crude oil feedstocks and refined products.

With respect to forward-looking statements contained in this short form prospectus and the documents incorporated by reference  herein, the Trust has made assumptions regarding, among other things:

  future oil and natural gas prices and differentials between light, medium and heavy oil prices;

  the cost of expanding Harvest's property holdings;

  the ability to obtain equipment in a timely manner to carry out development activities;

  the ability to market oil and natural gas successfully to current and new customers;

  the impact of increasing competition;

  the ability to obtain financing on acceptable terms;

  the ability to add production and reserves through development and exploitation activities; and

  the ability to produce gasoline, low sulphur diesel, jet fuel, furnace oil and other refined products that meet our customers' specifications.

Some of the risks that could affect the Trust's future results and could cause results to differ materially from those expressed in the forward-looking statements include:

  the volatility of oil and natural gas prices, including the differential between the price of light, medium and heavy oil;

  the uncertainty of estimates of oil and natural gas reserves;

  the impact of competition;

  difficulties encountered in the integration of acquisitions;

  difficulties encountered during the drilling for and production of oil and natural gas;

  difficulties encountered in delivering oil and natural gas to commercial markets;

  foreign currency fluctuations;

  the uncertainty of the Trust's ability to attract capital;

  changes in, or the introduction of new, government laws and regulations relating to the oil and natural gas business including, without limitation, tax, royalty and environmental regulation;

  costs associated with developing and producing oil and natural gas;

  compliance with environmental and tax regulations;

  liabilities stemming from accidental damage to the environment;

  loss of the services of any of Harvest's senior management or directors;

  adverse changes in the economy generally;

  the volatility of refining gross margins including the price of crude oil feedstocks as well as the prices for refined products; and

  the stability of the Refinery (as defined below) throughput performance.

Statements relating to "reserves" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably produced in the future. Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward-looking statements contained in this short form prospectus and the documents incorporated by reference herein are expressly qualified by this cautionary statement. Except as required by law, neither the Trust, HOC, nor any of the Underwriters undertakes any obligation to publicly update or revise any forward-looking statements and readers should also carefully consider the matters discussed under the heading "Risk Factors" in this short form prospectus.

NON-GAAP MEASURES

In this short form prospectus and the documents which are incorporated by reference in this short form prospectus, the Trust uses certain financial reporting measures that are commonly used as benchmarks within the oil and natural gas industry. These measures include: "Payout Ratio", "Cash G&A", "Operating Netbacks", "Earnings from Operations" and "Gross Margin". These measures are not defined under Canadian GAAP (as defined below) and should not be considered in isolation or as an alternative to conventional Canadian GAAP measures. Certain of these measures are not necessarily comparable to a similarly titled measure of another company or trust. When these measures are used, they have been footnoted and the footnote to the applicable measure notes that the measure is "non-GAAP" and contains a description of how to reconcile the measure to the applicable financial statements. These measures should be given careful consideration by the reader.

Specifically, in the documents which are incorporated by reference in this short form prospectus management uses Payout Ratio, Cash G&A and Operating Netbacks as they are non-GAAP measures used extensively in the Canadian energy trust sector for comparative purposes. Payout Ratio is the ratio of distributions to total Cash from Operating Activities. Operating Netbacks are always reported on a per boe (as defined below) basis, and include gross revenue, royalties, transportation and operating expenses. Cash G&A are general and administrative expenses, excluding the effect of unit based compensation plans. Gross Margin is commonly used in the refining industry to reflect the net cash received from the sale of refined product after considering the cost to purchase the feedstock and is calculated by deducting purchased products for resale and processing from total revenue. Earnings from Operations is also commonly used in the petroleum and natural gas and in the refining and marketing industries to reflect operating results before items not directly related to operations.

GLOSSARY OF TERMS

In this short form prospectus, the following terms shall have the meanings set forth below, unless otherwise indicated:

"6.40% Debentures Due 2012" means the 6.40% convertible unsecured subordinated debentures of the Trust due October 31, 2012 assumed on February 3, 2006 pursuant to the terms of the Viking Arrangement;

"6.5% Debentures Due 2010" means the 6.5% convertible unsecured subordinated debentures of the Trust due December 31, 2010;

"7.25% Debentures Due 2013" means the 7.25% convertible unsecured subordinated debentures of the Trust due September 30, 2013;

"7.25% Debentures Due 2014" means the 7.25% convertible unsecured subordinated debentures of the Trust due February 28, 2014;

"8% Debentures Due 2009" means the 8% convertible unsecured subordinated debentures of the Trust due September 30, 2009;

"9% Debentures Due 2009" means the 9% convertible unsecured subordinated debentures of the Trust due May 31, 2009;

"10.5% Debentures Due 2008" means the 10.5% convertible unsecured subordinated debentures of the Trust due January 31, 2008 assumed on February 3, 2006 pursuant to the terms of the Viking Arrangement;

"7 7⁄8% Senior Notes" means the 7 7⁄8% senior notes of HOC due October 15, 2011 unconditionally guaranteed by the Trust;

"ABCA" means the Business Corporations Act (Alberta), R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

"Administration Agreement" means the agreement dated September 27, 2002 between the Trustee and HOC pursuant to which HOC provides certain administrative and advisory services in connection with the Trust;

"AIF" means the Annual Information Form of the Trust dated March 27, 2008;

"Board of Directors" means the board of directors of HOC;

"Breeze Trust No. 1" means Harvest Breeze Trust 1, a trust established under the laws of the Province of Alberta, wholly-owned by the Trust;

"Breeze Trust No. 2" means Harvest Breeze Trust 2, a trust established under the laws of the Province of Alberta, wholly-owned by the Trust;

"Business Day" means a day, which is not a Saturday, Sunday or statutory holiday, when banks in the place at which any action is required to be taken hereunder are generally open for the transaction of commercial banking business;

"Canadian GAAP" or "GAAP" means generally accepted accounting principles in Canada;

"Debenture Trustee" means Valiant Trust Company or its successor as trustee under the Indenture;

"Debentures" means the 7.50% convertible unsecured subordinated debentures of the Trust due May 31, 2015 offered hereby;

"Downstream" means Harvest's petroleum refining and marketing segment operating under the North Atlantic trade name, comprised of a medium gravity sour crude hydrocracking refinery with a 115,000 bbls/d nameplate capacity and a marketing division with 64 gasoline outlets, a retail heating fuels business and a commercial and wholesale petroleum products business, all located in the Province of Newfoundland and Labrador;

"DRIP Plan" means the Trust's Premium Distribution™, Distribution Reinvestment and Optional Trust Unit Purchase Plan;

"Existing Debentures" means, collectively, the 7.25% Debentures Due 2014, the 7.25% Debentures Due 2013, the 6.40% Debentures Due 2012, the 6.5% Debentures Due 2010, the 8% Debentures Due 2009 and the 9% Debentures Due 2009;

"Harvest" means, collectively, the Trust and its subsidiaries, trusts and partnerships;

"Hay River Partnership" means Hay River Partnership;

"HOC" means Harvest Operations Corp., a corporation incorporated under the ABCA and a wholly-owned subsidiary of the Trust and, all references to "HOC", unless the context otherwise requires, are references to HOC and its predecessors;

"Indenture" means, collectively, the indenture dated January 29, 2004, a first supplemental indenture thereto dated August 10, 2004, a second supplemental indenture dated August 2, 2005, a third supplemental indenture dated November 22, 2006, a fourth supplemental indenture dated June 1, 2007 and a fifth supplemental debenture thereto to be dated the date of closing of the Offering among the Trust, the Corporation and the Debenture Trustee governing the terms of the Debentures;

"Information Circular" means the Proxy Statement of the Trust dated March 20, 2008 relating to the annual and special meeting of Unitholders to be held on May 20, 2008;

"Maturity Date" means May 31, 2015;

"NI 51-101" means National Instrument 51-101, Standards of Disclosure for Oil and Gas Activities;

"North Atlantic" means North Atlantic Refining Limited, a private company which was acquired by Harvest on October 19, 2007;

"NYSE" means the New York Stock Exchange;

"Offering" means the offering of $250,000,000 aggregate principal amount of Debentures of the Trust at a price of $1,000 per Debenture pursuant to this short form prospectus;

"Ordinary Trust Units" means the Ordinary Trust Units of the Trust created, issued, and certified under the Trust Indenture and for the time being outstanding and entitled to the benefits thereof;

"Over-allotment Option" means the option granted to the Underwriters to purchase up to an additional $37,500,000 aggregate principal amount of Debentures at a price of $1,000 per Debenture on the same terms and conditions as the Offering, exercisable from time to time, in whole or in part, for a period of 30 days following closing of the Offering to cover over-allotments, if any, and for market stabilization purposes;

"Redearth Partnership" means Redearth Partnership, a partnership established under the laws of Alberta, a 60% interest of which is owned by HOC;

"Refinery" means the 115,000 barrel per stream day sour crude hydrocracking refinery located in the Province of Newfoundland and Labrador, owned by North Atlantic;

"SIFT Rules" has the meaning ascribed thereto in "Canadian Federal Income Tax Considerations – SIFT Rules";

"Special Trust Units" means the Special Trust Units of the Trust created, issued, and certified under the Trust Indenture and for the time being outstanding and entitled to the benefits thereof;

"Special Voting Unit" means a Special voting unit of the Trust;

"Supply and Offtake Agreement" means the supply and offtake agreement dated October 19, 2006 entered into between North Atlantic and Vitol Refining, S.A.;

"Tax Act" means the Income Tax Act (Canada), R.S.C. 1985, c.1, 5th Supplement, as amended including the regulations promulgated thereunder;

"Three Year Extendible Revolving Credit Facility" or "Credit Facility" has the meaning ascribed to the term Three Year Extendible Revolving Credit Facility in note (1) to the table set forth in "Consolidated Capitalization of the Trust";

"Trust" means Harvest Energy Trust, an open-end, unincorporated investment trust established under the laws of the Province of Alberta pursuant to the Trust Indenture;

"Trust Indenture" means the fourth amended and restated trust indenture dated January 1, 2008 between the Trustee and HOC as such indenture may be further amended by supplemental indentures from time to time;

"Trust Unit" or "Unit" means a trust unit of the Trust and unless the context otherwise requires means Ordinary Trust Units;

"Trust Unit Rights Incentive Plan" means the trust unit rights incentive plan as described under the heading "Directors and Officers Compensation" in the Information Circular;

"Trustee" means Valiant Trust Company, or its successor as trustee of the Trust;

"TSX" means the Toronto Stock Exchange;

"Underwriters" means, collectively, CIBC World Markets Inc., TD Securities Inc., RBC Dominion Securities Inc., Scotia Capital Inc., HSBC Securities (Canada) Inc. and National Bank Financial Inc.;

"Underwriting Agreement" means the agreement dated April 7, 2008 among the Trust, HOC and the Underwriters in respect of the Offering;

"Unit Award Incentive Plan" means the unit award incentive plan as described under the heading "Directors and Officers Compensation" in the Information Circular;

"United States" or "U.S." means the United States of America;

"Unitholders" means the holders from time to time of the Trust Units;

"Upstream" means Harvest's petroleum and natural gas segment, consisting of the development, production and subsequent sale of petroleum, natural gas and natural gas liquids in Alberta, Saskatchewan and British Columbia;

"US GAAP" means accounting principles generally accepted in the United States;

"Viking" means Viking Energy Royalty Trust, an open-end, unincorporated investment trust established under the laws of the Province of Alberta; and

"Viking Arrangement" means the Plan of Arrangement involving the Trust, HOC, Viking, Viking Holdings Inc., Trust securityholders and Viking unitholders as approved by the Trust securityholders and the Viking unitholders on February 2, 2006 and effective February 3, 2006.

Certain other terms used herein but not defined herein are defined in NI 51-101 and, unless the context otherwise requires, shall have the same meanings herein as in NI 51-101.

Words importing the singular number only include the plural, and vice versa, and words importing any gender include all genders. All dollar amounts set forth in this short form prospectus are in Canadian dollars, except where otherwise indicated.

SELECTED ABBREVIATIONS

"bbl" means one barrel.

"boe" means barrels of oil equivalent. A barrel of oil equivalent is determined by converting a volume of natural gas to barrels using the ratio of six mcf to one barrel. Boes may be misleading, particularly if used in isolation. The boe conversion ratio of 6 mcf:1 bbl is based on an energy equivalency method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

"boe/d" means barrels of oil equivalent per day.

"Mcf" means one thousand cubic feet.

EXCHANGE RATE INFORMATION

All dollar amounts set forth in this prospectus are expressed in Canadian dollars, except where otherwise indicated. References to Canadian dollars, CDN$ or $ are to the currency of Canada and references to U.S. dollars or US$ are to the currency of the United States.

The following table sets forth for each period indicated, the average, high, low and end of period noon buying rates in New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York (the "noon buying rate"). Such rates are set forth as U.S. dollars per $1.00 and are the inverse of the rates quoted by the Federal Reserve Bank of New York for Canadian dollars per US$1.00.

		Year Ended December 31,
	2007	2006	2005
High	1.0852	0.9099	0.8690
Low	0.8453	0.8528	0.7872
Period End	1.0088	0.8581	0.8579
Average(1)	0.9418	0.8846	0.8276

Note:

(1)

Average represents the average of the rates on the last day of each month during the period.

PRESENTATION OF FINANCIAL STATEMENTS

Unless otherwise indicated, all financial information included and incorporated by reference in this Prospectus is determined using Canadian GAAP. The financial statements incorporated by reference herein have been prepared in accordance with Canadian GAAP, which differs from US GAAP. Therefore, the comparative consolidated financial statements which are incorporated by reference in this Prospectus, may not be comparable to financial statements prepared in accordance with US GAAP. Where applicable, prospective investors should refer to the notes to the comparative audited consolidated financial statements which are incorporated by reference into this Prospectus for a discussion of the principal differences between financial results calculated under Canadian GAAP and under US GAAP.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents of the Trust, filed with the various securities commissions or similar authorities in the Provinces and Territories of Canada, are specifically incorporated by reference into and form an integral part of this short form prospectus:

1.

the AIF;

2.

the audited comparative consolidated financial statements of the Trust as at and for the years ended December 31, 2007 and 2006, together with the notes thereto and the auditors' report thereon including the auditors' report on internal control over financial reporting;

3.

the management's discussion and analysis of the financial condition and results of operations of the Trust for the year ended December 31, 2007; and

4.

the Information Circular.

Any documents of the type required by National Instrument 44-101 to be incorporated by reference in a short form prospectus including any material change reports (excluding confidential reports), comparative interim financial statements, comparative annual financial statements and the auditors' report thereon, management's discussion and analysis of financial condition and results of operations, information circulars, annual information forms and business acquisition reports filed by the Trust with the securities commissions or similar authorities in the Provinces and Territories of Canada subsequent to the date of this short form prospectus and prior to the termination of this distribution are deemed to be incorporated by reference in this short form prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this short form prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this short form prospectus.

HARVEST ENERGY TRUST

General

The Trust is an open-ended, unincorporated investment trust established under the laws of the Province of Alberta on July 10, 2002 pursuant to the Trust Indenture between HOC, a wholly-owned subsidiary and administrator of the Trust, and Valiant Trust Company, as trustee. The Trust's assets consist of the securities, unsecured debt and net profits interests on the oil and natural gas properties of several direct and indirect subsidiaries, trusts and partnerships as well as direct ownership of royalties on certain petroleum and natural gas properties. The head and principal office of the Trust is located at Suite 2100, 330-5th Avenue S.W., Calgary, Alberta T2P 0L4 while the registered office of the Trust is located at Suite 1400, 350-7th Avenue S.W., Calgary, Alberta T2P 3N9. The Trust is managed by HOC pursuant to the Administration Agreement.

The beneficiaries of the Trust are the holders of its Units who receive monthly distributions from the Trust's net cash flow from its various investments after certain administrative expenses and the provision for interest due to the holders of convertible debentures. See "Description of Trust Units – Cash Distributions". Pursuant to the Trust Indenture, the Trust is required to distribute 100% of its taxable income to its Unitholders each year and limit its activities to holding and administering permitted investments and making distributions to its Unitholders.

The Trust has provided an undertaking to the securities regulatory authorities in each of the Provinces and Territories of Canada to: (i) treat each of HOC, Breeze Trust No. 1, Breeze Trust No. 2, Breeze Resources Partnership, Hay River Partnership, Redearth Partnership and North Atlantic Refining Limited Partnership as a subsidiary of the Trust in complying with its reporting issuer obligations unless generally accepted accounting principles prohibit the consolidation of financial information of HOC, Breeze Trust No. 1, Breeze Trust No. 2, Breeze Resources Partnership, Hay River Partnership, Redearth Partnership, North Atlantic Refining Limited Partnership and the Trust, at which time the Trust will provide Unitholders with separate financial statements for each of HOC, Breeze Trust No. 1, Breeze Trust No. 2, Breeze Resources Partnership, Hay River Partnership, Redearth Partnership and North Atlantic Refining Limited Partnership for as long as any of HOC, Breeze Trust No. 1, Breeze Trust No. 2, Breeze Resources Partnership, Hay River Partnership, Redearth Partnership or North Atlantic Refining Limited Partnership represents a significant asset of the Trust; (ii) take appropriate measures to require each person who would be an insider of each of HOC, Breeze Trust No. 1, Breeze Trust No. 2, Breeze Resources Partnership, Hay River Partnership, Redearth Partnership and North Atlantic Refining Limited Partnership, if HOC, Breeze Trust No. 1, Breeze Trust No. 2, Breeze Resources Partnership, Hay River Partnership, Redearth Partnership and North Atlantic Refining Limited Partnership were a reporting issuer, to file insider reports about trades in Trust Units, including securities which are exchangeable into Trust Units, and to comply with statutory prohibitions against insider trading for as long as the Trust is a reporting issuer; and (iii) the Trust will annually certify that it has complied with the undertakings in (i) and (ii) and will file such certificate on SEDAR concurrently with the filing of its annual financial statements.

DESCRIPTION OF BUSINESS

Harvest Energy Trust

The business of the Trust is to indirectly exploit, develop and hold interests in petroleum and natural gas properties in its Upstream segment as well as conduct petroleum refining and marketing operations in its Downstream segment through its investments. Cash from the Upstream operations flows to the Trust by way of payments by HOC and Breeze Trust No. 1 pursuant to net profit interests held by the Trust, interest and principal payments by HOC, Breeze Trust No. 1 and Breeze Trust No. 2 on unsecured debt owing to the Trust and payments by Breeze Trust No. 1 and Breeze Trust No. 2 of trust distributions. The Trust also receives cash flow from its direct royalties on certain petroleum and natural gas properties. Cash flow from the Downstream operations flows to the Trust in the form of interest and principal on unsecured debt owing to the Trust from North Atlantic Refining Limited as well as partnership distributions from Harvest Refining General Partnership.

Pursuant to the terms of each respective net profits interest agreement, the Trust is entitled to payments equal to the amount by which 99% of the gross proceeds from the sale of production from petroleum and natural gas properties exceed 99% of certain deductible expenditures. Deductible expenditures may include discretionary amounts to fund capital expenditures, to repay third party debt and to provide for working capital required to maintain the operations of the operating subsidiaries. See also "Structure of Harvest Energy Trust – The Net Profits Interest Agreements" on pages 15 through 17 in the AIF.

Operating Subsidiaries

The business of the Trust is carried on by HOC and the Trust's other operating subsidiaries, Redearth Partnership, Breeze Resources Partnership, Breeze Trust No. 1, Breeze Trust No. 2 and Harvest Refining General Partnership (and all direct and indirect wholly-owned subsidiaries of Harvest Refining General Partnership). The activities of the operating subsidiaries are financed through interest bearing notes from the Trust, the purchase of net profit interests by the Trust and third party debt.

For additional information respecting HOC and certain other operating subsidiaries of the Trust, see "Structure of Harvest Energy Trust – Operating Subsidiaries" on pages 13 through 15 inclusive of the AIF.

Organizational Structure of the Trust

The following diagram describes the inter-corporate relationships among the Trust and its material subsidiaries, trusts and partnerships (each such subsidiary being wholly-owned (except as noted below) and being created, formed or organized, as the case may be, and governed by the laws of the Province of Alberta except for North Atlantic which was created under the laws of the Province of Newfoundland and Labrador):

Notes:

(1)

All operations and management of the Trust and the Trust's operating subsidiaries are conducted through HOC except for the operations of the North Atlantic Refining Limited Partnership which are conducted by the management and employees of North Atlantic Refining Limited.

(2)

The Trust receives regular monthly net profits interest payments and/or interest payments from HOC, Breeze Trust No. 1, Breeze Trust No. 2 and North Atlantic Refining Limited and distributions from Breeze Trust No. 1, Breeze Trust No. 2, and Harvest Refining General Partnership.

(3)

Breeze Trust No. 1 and Breeze Trust No. 2 have also issued priority trust units to HOC.

Ongoing Acquisition and Disposition Activity

The Trust continues to pursue and evaluate potential acquisitions of oil and natural gas assets as part of its ongoing acquisition program. The Trust cannot predict whether any current or future opportunities will ultimately result in one or more acquisitions for the Trust. The Trust also routinely evaluates its property portfolio and disposes of properties that it views can realize full value from divestment proceeds.

RECENT DEVELOPMENTS

Proposed Changes to Board of Directors

On May 20, 2008 at Harvest’s annual and special meeting, Unitholders will be asked to elect the eight directors of Harvest Operations Corp. including the following changes as compared to Harvest’s current Board of Directors: (i) Kevin Bennett will not be standing for re-election; and, (ii) for the first time, John Zahary, the President and Chief Executive Officer of Harvest Operations Corp., will be standing for election.

Contract to Sell High Sulphur Fuel Oil

Effective January 20, 2008, Harvest entered into a one year Fuel Oil Off-Take Agreement with an affiliate of one of the world’s largest integrated oil and natural gas producers, for the sale of 100% of its high sulphur fuel oil with prices calculated at a premium over the Platts quoted price for New York Harbour deliveries less a fixed transportation adjustment. The contract will renew for one additional one year term unless terminated by either party with notice at least 60 days prior to termination. The Supply and Off-Take Agreement provides Harvest with the option to independently market its heavy fuel oil products.

DESCRIPTION OF TRUST UNITS

Trust Units

Effective upon the amendment and restatement of the Trust Indenture which occurred concurrent with the closing of the Viking Arrangement on February 3, 2006, the Trust is authorized to issue three classes of trust units, described and designated as Ordinary Trust Units, Special Trust Units and Special Voting Units, pursuant to the amended and restated Trust Indenture. Each Ordinary Trust Unit entitles the holder or holders thereof to one vote at any meeting of the Unitholders and each Special Trust Unit shall entitle the holder or holders thereof to three-sixteenths of one vote at any meeting of the Unitholders. The Special Trust Units were created and issued to enable the closing of the Viking Arrangement and all have been subsequently cancelled. Unless otherwise specifically designated as such, all references to Trust Units or Units in this short form prospectus are deemed to be references to Ordinary Trust Units.

As of April 10, 2008, there were 151,135,997 Units issued and outstanding.  Each Unit entitles the holder thereof to one vote at any meeting of the holders of Units and represents an equal undivided beneficial interest in any distribution from the Trust (whether of net income, net realized capital gains or other amounts) and in any net assets of the Trust in the event of termination or winding-up of the Trust.  All Units shall rank among themselves equally and rateably without discrimination, preference or priority. Each Unit is transferable, is not subject to any conversion or pre-emptive rights and entitles the holder thereof to require the Trust to redeem any or all of the Units held by such holder.

The Trust Indenture also provides that Units, including rights, warrants and other securities to purchase, to convert into or exchange into Units, may be created, issued, sold and delivered on such terms and conditions and at such times as the Board of Directors of HOC may determine. The Trust Indenture also provides that HOC may authorize the creation and issuance of debentures, notes and other evidences of indebtedness of the Trust from time to time on such terms and conditions to such persons and for such consideration as HOC may determine.

The Units do not represent a traditional investment and should not be viewed by investors as "shares" in the Trust. Corporate law does not govern the Trust and the rights of Unitholders. As holders of Units in the Trust, the Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The rights of Unitholders are specifically set forth in the Trust Indenture. In addition, trusts are not defined as recognized entities within the definitions of legislation such as the Bankruptcy and Insolvency Act (Canada), the Companies' Creditors Arrangement Act (Canada), and in some cases, the Winding Up and Restructuring Act (Canada). As a result, in the event of an insolvency or restructuring, a Unitholder's position as such may be quite different than that of a shareholder of a corporation.

For additional information respecting the Units, including information respecting Unitholders' limited liability, restrictions on non-resident Unitholders, the redemption right attached to the Units, meetings of Unitholders, and amendments to the Trust Indenture, see "General Description of Capital Structure - Trust Units and the Trust Indenture" at pages 72 through 77, inclusive, of the AIF.

The Trust Indenture allows for the creation of an unlimited number of Special Voting Units to enable the Trust to effect exchangeable securities transactions. Exchangeable securities transactions are commonly used in corporate acquisitions to give the selling securityholder a tax deferred "rollover" on the sale of the securityholder's securities, which may not otherwise be available. In an exchangeable securities transaction the tax event is generally deferred until the exchangeable securities are actually exchanged. Holders of Special Voting Units are not entitled to any distributions of any nature whatsoever from the Trust, but are entitled to such number of votes at meetings of Unitholders as may be prescribed by the Board of Directors of HOC in the resolution authorizing the issuance of any Special Voting Units. Except for the right to vote at meetings of the Unitholders, the Special Voting Units shall not confer upon the holders thereof any other rights. As of April 10, 2008, no Special Voting Units are outstanding.

Cash Distributions

The Trust receives cash in amounts equal to all of the interest, royalty, trust distribution and dividend income of the Trust, net of the Trust's administrative expenses. In addition, the Trust may, at the discretion of the Board of Directors of HOC, make distributions in respect of repayments of principal made by HOC, Breeze Trust No. 1, Breeze Trust No. 2 and North Atlantic Refining Limited to the Trust on unsecured debt owing by them. Harvest retains a portion of its consolidated cash flow to fund capital expenditures and distributes the balance to Unitholders. The actual percentage retained is subject to the discretion of the Board of Directors of HOC and will vary from month to month depending on, among other things, the current and anticipated commodity price environment. Based on current forward commodity prices, the Trust anticipates that the portion of cash flow retained for 2008 will be approximately 60% to 80%. Although the Trust intends to make distributions of its available cash to Unitholders, these cash distributions are not guaranteed and may be reduced or suspended. See "Risk Factors".

Non-Resident Ownership

The Trust Indenture provides that it is intended that the Trust qualify as a "unit trust" and a "mutual fund trust" under the Tax Act. For the Trust to qualify as a "mutual fund trust" for purposes of the Tax Act, it is required that, among other things, (i) the Trust not be considered to be a trust established or maintained primarily for the benefit of non residents of Canada; or (ii) the Trust satisfies certain conditions as to the nature of the assets of the Trust as specified in the Tax Act (the "Asset Test"). Harvest believes that the Trust has at all material times satisfied the Asset Test and accordingly, for purposes of the Tax Act, the Trust should qualify as a "mutual fund trust".

In addition, Harvest, with the assistance of its transfer agent and registrar for the Trust Units, Valiant Trust Company, maintains a process of soliciting Participant Declaration Forms from all registered holders of its Trust Units. The Participant Declaration Form requires the certification of the number of Trust Units held by non-residents and the number of non-resident holders, all as defined by the Tax Act. This process includes the solicitation of such forms by the Canadian Depository for Securities and, indirectly, the Depository Trust Company. At the end of each quarter, Harvest instructs Valiant Trust Company to complete this solicitation process and report the results. As at December 31, 2007, the non-resident holders of Trust Units represented approximately 66% of the Trust's issued and outstanding Trust Units.

INTEREST COVERAGE

The following interest coverages are calculated on a consolidated basis for the twelve month periods ended December 31, 2007 based on the audited financial statements for the year ended December 31, 2007 incorporated by reference into this short form prospectus.

The pro forma interest expense for the twelve month period ending December 31, 2007, after giving effect to the issuance of the Debentures and adjusting for the January 31, 2008 settlement of $24.3 million principal amount of 10.5% Debentures Due 2008 with the issuance of 1,166,593 Trust Units, is $161.3 million. The earnings of the Trust before interest and income tax expense for the twelve month period ended December 31, 2007 was $191.3 million which is 1.2 times the pro forma interest expense for the twelve month period. Cash flow (defined as cash flow from operations before working capital changes and settlement of asset retirement obligations) before interest and income tax expense for the year ended December 31, 2007 was $812.6 million resulting in cash flow coverage of 5.0 times the pro forma interest expense for the twelve month period.

STABILITY RATING

DBRS maintains a stability rating system for income funds to provide an indication of both the stability and sustainability of cash distributions per trust unit, which is essentially an assessment of an income fund's ability to generate sufficient cash to pay out a stable level of distributions on a per unit basis over the longer term. The DBRS stability ratings provide opinions and research on income funds related to stability and sustainability of distributions over time and are not a recommendation to buy, sell or hold the trust units. In determining a DBRS stability rating, the following factors are evaluated: (1) operating characteristics, (2) asset quality, (3) financial profile, (4) diversification, (5) size and market position, (6) sponsorship/governance, and (7) growth. The rating categories range from STA-1 being the highest stability and sustainability of distributions per unit to STA-7 being poor stability and sustainability with each category refined into further subcategories of high, middle and low providing a total of 21 possible rating categories.

On May 13, 2005, DBRS initiated coverage of the Trust and assigned a stability rating of STA-6 (high) citing its strengths as a steady distribution since inception, a conservative payout ratio of 52% in 2004, the acquisition of the 19,000 boe/d of production in September of 2004 as positive in diversifying its production mix and reserve base and management's hedging of 50% to 75% of its net production to reduce cash flow volatility. While recognizing favourable oil price outlook for 2006, DBRS noted the Trust's challenges as high balance sheet leverage, average production decline rates of 22% combined with low capital spending placing increasing reliance on purchasing reserves in a competitive acquisition market and a significant proportion of heavy oil production which have generally higher operating costs and is subject to price differential risk.

On June 29, 2006, DBRS upgraded the stability rating of the Trust to STA-5 (low) following its merger with Viking. Based on its ranking as the fifth largest oil and gas trust, DBRS cited the increased size of core operating areas as providing operating efficiencies and improved access to field services which are in tight supply in western Canada. In addition, DBRS noted the Trust's strengths as a high degree of control over costs with its operated properties representing 85% of total production, the retention of senior Viking management with expertise in heavy oil production complementing its significant heavy oil assets, a larger asset base providing greater access to more favourable lending terms and an active hedging program ensuring some cash flow certainty. The Trust's rating also reflected a below average reserve life index among DBRS-rated trusts, an 80% to 85% payout ratio which is high compared to its peers and a continued reliance on acquisitions to maintain its long term asset base.

Following its announcement of the acquisition of Birchill and equity financing on July 26, 2006, DBRS confirmed the STA-5 (low) rating of the Trust noting the high cost of the acquisition as reflective of a broader industry trend with more emphasis placed on probable reserves in evaluating acquisitions in a highly competitive environment. In addition, DBRS recognized that the Birchill properties fit well with the Trust's existing assets providing a high degree of certainty regarding expectation of future performance and that the 50:50 debt and equity financing should result in a modest decline in the Trust's payout ratio.

On August 23, 2006, DBRS placed the stability rating of Harvest "Under Review with Negative Implications" following its announcement of the proposed acquisition of North Atlantic citing the multiple paid as likely being at the height of the market. DBRS also noted that the North Atlantic Refinery is well located with ready access to the eastern United States finished products markets as well as crude oil supply sources globally while recognizing that the vertical integration provides cash flow diversification, additional opportunities to achieve growth and creates a much larger entity which should lead to greater financial resources, liquidity and a lower average cost of capital over time. The rating action reflects (1) the initially debt funded transaction would result in a substantially higher debt to capital and debt to cash flow ratios; (2) Harvest's limited expertise in the refining segment which is a highly cyclical business with significant margin volatility; and, (3) the North Atlantic Refinery is relatively small and a single asset in an industry that is increasingly focused on scale to achieve cost advantages and market presence.

On November 1, 2006, DBRS placed the stability ratings of select Canadian income trusts "Under Review with Developing Implications" following the Federal Minister of Finance's announcement to make significant changes to the way in which Canadian income trusts will be taxed in the future, which has since been formalized in the SIFT Rules (see "Canadian Federal Income Tax Considerations – SIFT Rules"). For income trusts that plan to reduce the level of their distributions to unitholders to reflect the additional tax burden, the reduction would be viewed as a one time event and DBRS's analytical focus would then be on the stability and sustainability of distributions following the adjustments. Under this scenario, the stability ratings would likely be confirmed. However, the SIFT Rules could encourage trusts to develop alternative capitalization or operating strategies and DBRS will take the appropriate rating actions when the individual trust’s strategies are known. Until DBRS is able to discuss these issues with those trusts implementing alternative capitalization or operating strategies, their ratings would remain under review. Harvest's stability rating would also be subject to this latest "Under Review with Developing Implications" rating adjustment.

CONSOLIDATED CAPITALIZATION OF THE TRUST

The following table sets forth the consolidated capitalization of Harvest as at December 31, 2007 before and after giving effect to this Offering:

		As at December 31, 2007
	As at	after giving effect to the
	December 31, 2007	Offering(1)(5)(6)(7)
	(in thousands, except Trust Units)
Credit Facilities(1)(4)

Three Year Extendible Revolving Credit Facility	$1,279,501	$1,040,001

7 7⁄8% Senior Notes(2)	$241,148	$241,148

Debentures(4)
- Discounted Obligation	-	$190,600
- Equity Component	-	$48,900

9% Debentures Due 2009(3)
- Discounted Obligation	$962	$962
- Equity Component	-	-

8% Debentures Due 2009(3)
- Discounted Obligation	$1,692	$1,692
- Equity Component	$12	$12

6.5% Debentures Due 2010(3)
- Discounted Obligation	$34,653	$34,653
- Equity Component	$2,332	$2,332

10.5% Debentures Due 2008(3)(8)
- Discounted Obligation	$24,273	$24,273
- Equity Component	$6,436	$6,436

6.40% Debentures Due 2012(3)
- Discounted Obligation	$168,325	$168,325
- Equity Component	$14,795	$14,795

7.25% Debentures Due 2013(3)
- Discounted Obligation	$355,145	$355,145
- Equity Component	$11,792	$11,792

7.25% Debentures Due 2014(3)
- Discounted Obligation	$66,718	$66,718
- Equity Component	$4,170	$4,170

Trust Units (unlimited) (5)(6)(7)	$3,736,080	$3,736,080
	(148,291,170 Trust Units)	(148,291,170 Trust Units)

Notes:

(1)

On February 3, 2006, Harvest entered into a credit agreement which established a $750 million three year extendible revolving credit facility (the "Three Year Extendible Revolving Credit Facility") and on March 31, 2006, a secondary syndication was completed with an increase in the facility to $900 million. On October 19, 2006, Harvest entered into an amended and restated credit agreement with its lenders which increased the Three Year Extendible Revolving Credit Facility from $900 million to $1.4 billion. On May 7, 2007, Harvest and its lenders amended the Three Year Extendible Revolving Credit Facility to increase the aggregate commitment amount from $1.4 billion to $1.6 billion and to extend the maturity date from March 31, 2009 to April 30, 2010 with respect to $1,535 million of the aggregate commitment amount with one lender remaining committed to provide $65 million with a maturity date of March 31, 2009. On October 1, 2007, two of Harvest’s existing lenders agreed to assume $50 million of the $65 million non-extended commitment and concurrently extended the maturity to April 30, 2010. On November 1, 2007, another of Harvest’s existing lenders agreed to assume the remaining $15 million of non-extended commitment and similarly extended the maturity to April 30, 2010. Subsequent to these reassignments, the entire $1.6 million of the Three Year Extendible Credit Facility matures on April 30, 2010.

Other than as noted, the terms and conditions of the Three Year Extendible Revolving Credit Facility have remained unchanged since February 2006 except for changes to the security pledged which increased from a $1.5 billion first floating charge over all of the assets of Harvest's operating subsidiaries to $2.5 billion plus the granting of a first mortgage security interest on the Refinery assets of North Atlantic. Amounts borrowed under the Three Year Extendible Revolving Credit Facility bear interest at a floating rate based on bankers' acceptances plus a range of 65 to 115 basis points depending on Harvest's ratio of senior debt (excluding convertible debentures) to its earnings before interest, taxes, depletion, amortization and other non-cash amounts ("EBITDA"). Availability under the Three Year Extendible Revolving Credit Facility is subject to the following quarterly financial covenants:

Senior debt to EBITDA 3.0 to 1.0 or less Total debt to EBITDA 3.5 to 1.0 or less Senior debt to Capitalization 50% or less Total debt to Capitalization 55% or less

On October 19, 2006, North Atlantic entered into an amended and restated credit agreement that provides for a $10 million demand operating line of credit to finance its receivables and inventory in the Province of Newfoundland and Labrador as well as support periodic cash management market transactions. This facility is secured by a guarantee from Harvest Operations Corp. with amounts borrowed bearing interest at the bank's prime lending rate.

(2)

Harvest Operations Corp., a wholly-owned subsidiary of the Trust, issued US$250 million of 7 7⁄8% Senior Notes with interest payable semi-annually on April 15 and October 15 each year and mature on October 15, 2011. Prior to maturity, redemptions are permitted as follows:

Beginning on October 15, 2008 at 103.938% of the principal amount,
After October 15, 2009 at 101.969% of the principal amount, and
After October 15, 2010 at 100.000% of the principal amount.

The 7 7⁄8% Senior Notes contain certain covenants restricting, among other things, the sale of assets and the issuance of additional indebtedness, except for the issuance of indebtedness subordinate to the 7 7⁄88% Senior Notes debt, if such issuance would result in an interest coverage ratio, as defined, of less than 2.5 to 1.0. The covenants of the 7 7⁄8% Senior Notes also restrict Harvest's secured indebtedness to an amount less than 65% of the present value of the future net revenues from its proven petroleum and natural gas reserves discounted at an annual rate of 10%. In addition, the 7 7⁄8% Senior Notes restrict distributions to Unitholders to 80% of the cumulative net proceeds from the issuance of Trust Units plus the Trust's consolidated earnings before depletion, depreciation, amortization and non-cash income taxes, both from the date of the issuance of the 7 7⁄8% Senior Notes. For such purposes, the surplus carry forward balance as at December 31, 2007 was approximately $1.5 billion. The 7 7⁄8% Senior Notes are unconditionally guaranteed by the Trust and all its wholly-owned subsidiaries.

(3)

The Trust has issued five series of unsecured subordinated convertible debentures and, upon the completion of the acquisition of Viking, assumed two additional series. Interest on the Existing Debentures is payable semi-annually in arrears in equal instalments on dates prescribed by each series. The Existing Debentures are convertible into fully paid and non-assessable Trust Units at the option of the holder at any time prior to the close of business on the earlier of the maturity date and the Business Day immediately preceding the date specified by the Trust for redemption. The conversion price per Trust Unit is specified for each series and may be supplemented with a cash payment for accrued interest and in lieu of any fractional Trust Units resulting from the conversion. See Note 12 of Harvest's 2007 audited consolidated financial statements incorporated herein by reference for the maturity dates and conversion prices for each series of convertible debenture.

(4)

Based on the issuance of $250 million principal amount of Debentures for aggregate proceeds of $250,000,000 less Underwriters' fees of $10,000,000 and expenses of the Offering estimated to be $500,000 with the estimated net proceeds of $239,500,000 applied against the Three Year Extendible Revolving Credit Facility. If the Over-allotment Option is exercised in full, the aggregate gross proceeds, Underwriters' fees, estimated expenses of the Offering and net proceeds will be $287,500,000, $11,500,000, $500,000 and $275,500,000, respectively, with the amount applied against the Three Year Extendible Revolving Credit Facility increasing by $36,000,000.

(5)

Does not include 245 Trust Units issued pursuant to the exercise of rights granted under the Trust Unit Rights Incentive Plan of the Trust subsequent to December 31, 2007 and prior to April 10, 2008. For additional information respecting the Trust Unit Rights Incentive Plan, see "Description of Trust Unit Rights Incentive Plan" at page 10 of the Trust's Information Circular incorporated by reference in this short form prospectus.

(6)

Does not include 37,611 Trust Units issued upon exercise of awards granted under the Unit Award Incentive Plan of the Trust subsequent to December 31, 2007 and prior to April 10, 2008. For additional information respecting the Unit Award Incentive Plan, see "Description of Unit Award Incentive Plan" at page 11 of the Trust's Information Circular incorporated by reference in this short form prospectus.

(7)

Does not include 1,637,601 Trust Units issued subsequent to December 31, 2007 and prior to April 10, 2008 pursuant to participation in Harvest's Premium Distribution™, Distribution Reinvestment and Optional Trust Unit Purchase Plan. For additional information respecting the Premium Distribution™, Distribution Reinvestment and Optional Trust Unit Purchase Plan, see "Premium Distribution™, Distribution Reinvestment and Optional Trust Unit Purchase Plan" on page 83 of the Trust's AIF incorporated by reference in this short form prospectus.

(8)

On January 31, 2008, the 10.5% Debentures Due 2008 matured and the obligation was settled with the issuance of 1,166,593 Trust Units.

PRICE RANGE AND TRADING VOLUME OF THE TRUST UNITS AND THE EXISTING DEBENTURES

The Trust Units are listed and traded on the TSX and the NYSE. The trading symbol on the TSX for the Trust Units is "HTE.UN", and on the NYSE is "HTE". The Trust has issued five series of unsecured subordinated debentures which trade on the TSX under the symbols "HTE.DB" for the 9% Debentures Due 2009, "HTE.DB.A" for the 8% Debentures Due 2009, "HTE.DB.B" for the 6.5% Debentures Due 2010, "HTE.DB.E" for the 7.25% Debentures Due 2013 and "HTE.DB.F" for the 7.25% Debentures Due 2014. In addition, pursuant to the Viking Arrangement, the Trust assumed the two outstanding series of convertible debentures that Viking had outstanding as of February 3, 2006. One of these two series, "HTE.DB.C" ("VKR.DB" prior to the Viking Arrangement) 10.5% Debentures Due 2008, matured on January 31, 2008 and the $24.3 million principal amount was settled on maturity with the issuance of 1,166,593 Trust Units. The 6.4% Debentures Due 2012 series trade on the TSX under the symbol "HTE.DB.D" ("VKR.DB.A" prior to the Viking Arrangement). The trading history for each of the series of debentures is presented below.

The following sets forth the price range and consolidated trading volume of the Trust Units on the TSX and the NYSE for the periods indicated.

	TSX			NYSE
	Price Range			Price Range
2007	High	Low	Volume	High	Low	Volume
January	$26.22	$23.20	12,822,502	$22.20	$19.70	16,693,600
February	$27.49	$24.81	10,036,635	$23.55	$21.18	10,059,454
March	$29.22	$25.90	11,430,584	$25.22	$21.97	12,316,050
April	$31.10	$27.74	10,244,956	$28.07	$24.00	10,038,123
May	$33.16	$30.25	13,984,905	$30.70	$27.05	14,253,739
June	$34.48	$31.38	19,605,824	$32.46	$29.47	13,474,838
July	$34.97	$29.50	19,478,671	$33.97	$27.15	17,505,628
August	$31.52	$26.10	17,373,101	$29.74	$24.29	23,146,747
September	$29.40	$25.18	15,463,720	$27.94	$25.15	19,625,622
October	$28.39	$25.92	13,236,903	$29.11	$25.94	20,887,843
November	$26.99	$20.42	12,281,080	$28.96	$20.50	27,496,352
December	$22.22	$19.75	7,729,610	$22.20	$19.80	18,794,208
2008
January	$23.56	$20.48	10,474,631	$23.24	$20.00	18,167,009
February	$26.00	$22.49	8,552,342	$25.70	$22.51	15,108,961
March	$24.13	$22.00	9,638,750	$24.49	$21.44	17,099,323
April (1-10)	$24.05	$22.88	3,841,804	$23.64	$22.25	5,969,199

The following table sets forth the high, low and closing trading prices and the aggregate trading volume of the 9% Debentures Due 2009 as reported by the TSX under the symbol "HTE.DB" for the periods indicated.
2007	High	Low	Close	Volume
January	$180.99	$173.00	$180.99	140
February	$190.02	$176.01	$178.32	760
March	$200.00	$193.10	$200.00	600
April	$195.02	$195.02	$195.02	400
May	No trades	No trades	No trades	-
June	$205.00	$205.00	$205.00	220
July	$246.00	$200.13	$238.08	470
August	No trades	No trades	No trades	-
September	No trades	No trades	No trades	-
October	$199.95	$195.94	$195.94	300
November	$185.00	$165.01	$185.00	300
December	No trades	No trades	No trades	-

2008
January	No trades	No trades	No trades	-
February	$172.00	$172.00	$172.00	100
March	No trades	No trades	No trades	-
April (1-10)	No trades	No trades	No trades	-

The following table sets forth the high, low and closing trading prices and the aggregate trading volume of the 8% Debentures Due 2009 as reported by the TSX under the symbol "HTE.DB.A" for the periods indicated.

2007	High	Low	Close	Volume
January	No trades	No trades	No trades	-
February	$170.00	$156.66	$170.00	1,600
March	$165.02	$165.00	$165.00	250
April	$171.04	$165.00	$171.04	1,150
May	$199.33	$170.00	$194.35	810
June	$195.00	$190.02	$190.02	300
July	$195.00	$195.00	$195.00	100
August	No trades	No trades	No trades	-
September	No trades	No trades	No trades	-
October	$175.22	$153.80	$175.22	450
November	$165.00	$165.00	$165.00	100
December	$117.04	$117.04	$117.04	170
2008
January	$139.01	$130.77	$130.77	220
February	No trades	No trades	No trades	-
March	$145.00	$130.04	$145.00	1,710
April (1-10)	No trades	No trades	No trades	-

The following table sets forth the high, low and closing trading prices and the aggregate trading volume of the 6.5% Debentures Due 2010 as reported by the TSX under the symbol "HTE.DB.B" for the periods indicated.

2007	High	Low	Close	Volume
January	$100.00	$96.00	$100.00	10,635
February	$102.69	$93.26	$99.25	18,710
March	$103.80	$98.50	$103.80	11,810
April	$104.00	$100.26	$103.11	8,220
May	$107.14	$104.00	$105.00	14,515
June	$109.00	$105.00	$106.41	7,090
July	$112.50	$102.70	$105.03	12,440
August	$102.73	$95.62	$100.00	4,810
September	$102.00	$96.25	$100.00	3,120
October	$100.00	$98.02	$99.00	5,010
November	$99.50	$98.00	$98.25	3,260
December	$98.90	$96.25	$97.00	2,230
2008
January	$99.99	$97.00	$99.50	1,370
February	$101.75	$98.00	$100.75	1,540
March	$103.80	$99.50	$99.50	3,150
April (1-10)	$100.50	$99.00	$99.00	3,030

The following table sets forth the high, low and closing trading prices and the aggregate trading volume of the 6.4% Debentures Due 2012 as reported by the TSX under the symbol "HTE.DB.D" for the periods indicated.

2007	High	Low	Close	Volume
January	$92.00	$90.34	$91.30	45600
February	$98.49	$90.76	$96.01	45760
March	$97.50	$92.53	$94.11	50,050
April	$97.88	$93.02	$95.77	64,820
May	$100.00	$96.50	$99.35	47,330
June	$99.74	$98.00	$99.49	40,260
July	$100.00	$97.51	$99.00	27,040
August	$99.29	$91.50	$94.79	14,250
September	$98.99	$88.00	$94.00	16,930
October	$98.00	$91.51	$92.51	25,620
November	$97.99	$82.00	$88.70	34,300
December	$90.00	$77.00	$85.00	31,020
2008
January	$92.50	$86.00	$92.50	16,530
February	$92.49	$89.51	$91.99	15,050
March	$92.24	$90.01	$91.99	21,460
April (1-10)	$92.99	$90.76	$92.99	9,100

The following table sets forth the high, low and closing trading prices and the aggregate trading volume of the 7.25% Debentures Due 2009 subsequent to their issue on November 22, 2006 as reported by the TSX under the symbol "HTE.DB.E" for the periods indicated.

2007	High	Low	Close	Volume
January[1]	$99.00	$95.00	$96.15	231,410
February	$98.97	$96.00	$98.35	364,150
March	$101.75	$96.50	$100.70	379,220
April	$104.00	$99.79	$103.75	198,740
May	$106.75	$103.75	$105.50	337,880
June	$109.45	$105.00	$105.00	310,060
July	$110.00	$102.00	$103.50	220,970
August	$103.40	$95.05	$98.50	109,130
September	$101.00	$95.00	$97.50	98,550
October	$100.00	$95.75	$99.98	197,180
November	$99.98	$89.25	$91.00	176,960
December	$92.00	$82.00	$90.94	90,540
2008
January	$93.74	$89.00	$92.50	107,160
February	$98.25	$91.56	$96.75	63,000
March	$97.00	$92.76	$93.50	136,630
April (1-10)	$94.00	$92.00	$92.50	34,930

The 7.25% Debentures Due 2014 issued on February 1, 2007 are listed for trading on the TSX under the symbol "HTE.DB.F". The following table sets forth the high, low and closing trading prices and the aggregate trading volume of these Debentures subsequent to their issue as reported by the TSX under the symbol "HTE.DB.F" for the periods indicated.

2007	High	Low	Close	Volume
February	$105.75	$99.75	$103.50	573,990
March	$110.65	$102.00	$107.60	421,080
April	$115.00	$105.00	$113.48	291,440
May	$120.90	$112.93	$116.00	363,380
June	$125.87	$115.40	$120.20	808,690
July	$128.00	$110.50	$115.25	304,040
August	$116.00	$101.02	$104.25	17,930
September	$107.00	$100.50	$102.00	16,790
October	$106.00	$100.60	$101.75	138,460
November	$102.50	$89.01	$90.35	22,540
December	$95.00	$83.00	$89.99	129,900
2008
January	$98.00	$88.01	$94.40	53,590
February	$104.80	$95.50	$101.45	32,320
March	$101.50	$95.07	$97.00	14,720
April (1-10)	$99.95	$95.55	$95.55	5,010

DISTRIBUTIONS TO UNITHOLDERS

The Trust makes monthly distributions of its available cash to Unitholders to the extent determined prudent by HOC. Monthly cash distributions are paid to Unitholders of record on the last business day of each calendar month or such other date as may be determined from time to time by HOC and are paid generally on the 15th day of the following month. The monthly cash distributions for 2005, 2006 and 2007have been determined to be fully taxable distributions for Canadian income tax purposes.

The following is a summary of the distributions made by the Trust since December 31, 2006.

For the 2007 Period Ended	Distributions per Unit	Payment Date
January 31	$0.35	February 15, 2007
February 28	$0.38	March 15, 2007
March 31	$0.38	April 16, 2007
April 30	$0.38	May 15, 2007
May 31	$0.38	June 15, 2007
June 30	$0.38	July 16, 2007
July 31	$0.38	August 15, 2007
August 31	$0.38	September 17, 2007
September 30	$0.38	October 15, 2007
October 31	$0.38	November 15, 2007
November 30	$0.30	December 17, 2007
December 31	$0.30	January 15, 2008

For the 2008 Period Ended(1)	Distributions per Unit	Payment Date
January 31	$0.30	February 15, 2008
February 29	$0.30	March 17, 2008

Note:

(1)

The Trust announced on March 12, 2008 that a distribution of $0.30 per Trust Unit will be payable on April 15, 2008 to Unitholders of record on the close of business on March 25, 2008 and a distribution of $0.30 per Trust Unit will be payable on May 15, 2008 to Unitholders of record on the close of business on April 22, 2008.

For additional information respecting cash distribution payments to the Trust Unitholders, including the factors influencing the amount available for distribution to the Trust Unitholders, see "Description of Trust Units – Cash Distributions" above and "Distributions to Unitholders" on page 71 of the AIF.

The historical distributions described above may not be reflective of future distributions, which will be subject to review by the Board of Directors of HOC taking into account the prevailing circumstances at the relevant time. See "Risk Factors".

USE OF PROCEEDS

The net proceeds to the Trust from the Offering are estimated to be $239,500,000 after deducting the fees of $10,000,000 payable to the Underwriters and the estimated expenses of the Offering of $500,000. If the Over-allotment Option is exercised in full, the net proceeds from the sale of the Debentures hereunder are estimated to be $275,500,000 after deducting the fees of $11,500,000 payable to the Underwriters and the estimated expenses of the Offering of $500,000. See "Plan of Distribution". All of the net proceeds of this Offering will be used to reduce bank indebtedness which totals approximately $1.4 billion as of April 10, 2008. Over the past two years, Harvest has used $2.2 billion of borrowings under its credit facilities to fund three acquisitions. On August 15, 2006, Harvest acquired Birchill Energy Limited for cash consideration of $447.8 million and on October 19, 2006 Harvest acquired North Atlantic Refining Limited for cash consideration of $1.6 billion. During 2007, Harvest acquired Grand Petroleum Inc. for cash consideration of $139.3 million. Subsequent to its acquisition of North Atlantic, Harvest has raised $1.2 billion from public offerings of convertible debentures and Trust Units with the net proceeds from this Offering to add a further $239,500,000. See also "Relationship Among the Trust and Certain Underwriters".

With the proceeds of this Offering, Harvest will improve its financial liquidity enabling the acquisition of upstream assets of modest size within the capacity of its existing Credit Facility. See "Description of Business – Ongoing Asset and Disposition Activity". In addition, Harvest's improved liquidity may be used to fund its Downstream business if Harvest were to encounter an extended period of tight refining margins or experience a significant unplanned shutdown. While Harvest carries business interruption insurance for shutdowns resulting from an incident, there is a 45 day deductible period and immediate funding may be required to expeditiously restore operations. Further, with improved financial liquidity, Harvest improves its capacity to participate in the expected consolidation of the energy trust sector over the next two years.

DETAILS OF THE OFFERING

The Offering consists of $250,000,000 aggregate principal amount of Debentures at a price of $1,000 per Debenture.

Debentures

The following is a summary of the material attributes and characteristics of the Debentures. This summary does not, however, include a description of all of the terms of the Debentures, and reference should be made to the Indenture for a complete description of the terms of the Debentures.

General

The Debentures will be issued under the Indenture. The Debentures authorized for issue under this offering will be limited in aggregate principal amount to $287,500,000. The Trust may, however, from time to time, without the consent of the holders of the Debentures but subject to the limitations described herein, issue additional debentures of the same series or of a different series under the Indenture, in addition to the Debentures offered hereby. The Debentures will be issuable only in denominations of $1,000 and integral multiples thereof.

The Debentures will be dated as of the closing date of the offering and will have a maturity date of May 31, 2015.

The Debentures will bear interest from the date of issue at 7.50% per annum, which will be payable semi-annually in arrears on May 31 and November 30 in each year, commencing with November 30, 2008. The first interest payment will include interest accrued from the closing of the offering to November 30, 2008.

The principal amount of the Debentures will be payable in lawful money of Canada or, at the option of the Trust and subject to applicable regulatory approval, by payment of Units as further described under "- Payment upon Redemption or Maturity" and "Redemption and Purchase". The interest on the Debentures will be payable in lawful money of Canada including, at the option of the Trust and subject to applicable regulatory approval, in accordance with the Unit Interest Payment Election as described under "Interest Payment Option".

The Debentures will be direct obligations of the Trust and will not be secured by any mortgage, pledge, hypothec or other charge and will be subordinated to other liabilities of the Trust as described under "Subordination". The Indenture will not restrict the Trust from incurring additional indebtedness for borrowed money or from mortgaging, pledging or charging its properties to secure any indebtedness. The Debentures will rank pari passu with the Existing Debentures.

Conversion Privilege

Each Debenture will be convertible at the holder's option into fully paid and non-assessable Units at any time prior to 5:00 p.m. (Calgary time) on the earlier of the Final Maturity Date, and the Business Day immediately preceding the date specified by the Trust for redemption of the Debentures, at a conversion price of $27.40 per Unit (the "Conversion Price"), being a conversion rate of 36.4964 Units for each $1,000 principal amount of Debentures. No adjustment will be made for distributions on Units issuable upon conversion or for interest accrued on Debentures surrendered for conversion; however, holders converting their Debentures will receive accrued and unpaid interest thereon.

Subject to the provisions thereof, the Indenture will provide for the adjustment of the Conversion Price in certain events including: (a) the subdivision, redivision or consolidation, reduction or combination of the outstanding Units; (b) the distribution of Units to holders of Units by way of distribution or otherwise other than an issue of securities to holders of Units who have elected to receive distributions in securities of the Trust in lieu of receiving cash distributions paid in the ordinary course; (c) the issuance of options, rights or warrants to holders of Units entitling them to acquire Units or other securities convertible into Units at less than 95% of the then current market price (as defined below under "Payment upon Redemption or Maturity") of the Units; and (d) the distribution to all holders of Units of any securities or assets (other than cash distributions and equivalent distributions in securities paid in lieu of cash distributions in the ordinary course). There will be no adjustment of the Conversion Price in respect of any event described in (b), (c) or (d) above if the holders of the Debentures are allowed to participate as though they had converted their Debentures prior to the applicable record date or effective date. The Trust will not be required to make adjustments in the Conversion Price unless the cumulative effect of such adjustments would change the conversion price by at least 1%.

In the case of any reclassification or capital reorganization (other than a change resulting from consolidation or subdivision) of the Units or in the case of any consolidation, amalgamation, arrangement or merger of the Trust with or into any other entity, or in the case of any sale or conveyance of the properties and assets of the Trust as, or substantially as, an entirety to any other entity, or a liquidation, dissolution or winding-up of the Trust, the terms of the conversion privilege shall be adjusted so that each holder of a Debenture shall, after such reclassification, capital reorganization, consolidation, amalgamation, merger, sale, conveyance, liquidation, dissolution or winding up, be entitled to receive the number of Units or other securities or property such holder would be entitled to receive if on the effective date thereof, it had been the registered holder of the number of Units into which the Debenture was convertible prior to the effective date of such reclassification, capital reorganization, consolidation, amalgamation, merger, sale, conveyance, liquidation, dissolution or winding up.

No fractional Units will be issued on any conversion but in lieu thereof the Trust shall satisfy fractional interests by a cash payment equal to the current market price of any fractional interest.

Redemption and Purchase

The Debentures will not be redeemable on or before May 31, 2011. On or after June 1, 2011 and prior to maturity, the Debentures may be redeemed in whole or in part from time to time at the option of the Trust on not more than 60 days and not less than 30 days prior notice, at a redemption price of $1,050 per Debenture on or after June 1, 2011 and on or before May 31, 2012, at a redemption price of $1,025 per Debenture on or after June 1, 2012 and on or before May 31, 2013 and at a redemption price of $1,000 per Debenture on or after June 1, 2012 and before maturity (each a "Redemption Price"), in each case, plus accrued and unpaid interest thereon, if any.

In the case of redemption of less than all of the Debentures, the Debentures to be redeemed will be selected by the Debenture Trustee on a pro rata basis or in such other manner as the Debenture Trustee deems equitable, subject to the consent of the TSX.

The Trust will have the right to purchase Debentures in the market, by tender or by private contract.

Payment upon Redemption or Maturity

On redemption or at maturity, the Trust will repay the indebtedness represented by the Debentures by paying to the Debenture Trustee in lawful money of Canada an amount equal to the aggregate Redemption Price of the outstanding Debentures which are to be redeemed or the principal amount of the outstanding Debentures which have matured, as the case may be, together with accrued and unpaid interest thereon. The Trust may, at its option, on not more than 60 days and not less than 40 days prior notice and subject to applicable regulatory approval, elect to satisfy its obligation to pay the Redemption Price of the Debentures which are to be redeemed or the principal amount of the Debentures which have matured, as the case may be, by issuing Units to the holders of the Debentures. Any accrued and unpaid interest thereon will be paid in cash. The number of Units to be issued will be determined by dividing the aggregate Redemption Price of the outstanding Debentures which are to be redeemed or the principal amount of the outstanding Debentures which have matured, as the case may be, by 95% of the current market price on the date fixed for redemption or the maturity date, as the case may be. No fractional Units will be issued on redemption or maturity but in lieu thereof the Trust shall satisfy fractional interests by a cash payment equal to the current market price of any fractional interest.

The term "current market price" will be defined in the Indenture to mean the weighted average trading price of the Units on the TSX for the 20 consecutive trading days ending on the fifth trading day preceding the date fixed for redemption or the maturity date, as the case may be.

Subordination

The payment of the principal of, and interest on, the Debentures will be subordinated in right of payment, as set forth in the Indenture, to the prior payment in full of all Senior Indebtedness of the Trust and indebtedness to trade creditors of the Trust. "Senior Indebtedness" of the Trust will be defined in the Indenture as the principal of and premium, if any, and interest on and other amounts in respect of all indebtedness of the Trust or any subsidiary of the Trust (whether outstanding as at the date of the Indenture or thereafter incurred), other than indebtedness evidenced by the Debentures and all other existing and future debentures or other instruments of the Trust which, by the terms of the instrument creating or evidencing the indebtedness, is expressed to be pari passu with, or subordinate in right of payment to, the Debentures.

The Indenture will provide that in the event of any insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization or other similar proceedings relative to the Trust, or to its property or assets, or in the event of any proceedings for voluntary liquidation, dissolution or other winding-up of the Trust, whether or not involving insolvency or bankruptcy, or any marshalling of the assets and liabilities of the Trust, then those holders of Senior Indebtedness, including any indebtedness to trade creditors, will receive payment in full before the holders of Debentures will be entitled to receive any payment or distribution of any kind or character, whether in cash, property or securities, which may be payable or deliverable in any such event in respect of any of the Debentures or any unpaid interest accrued thereon. The Indenture will also provide that the Trust will not make any payment, and the holders of the Debentures will not be entitled to demand, institute proceedings for the collection of, or receive any payment or benefit (including, without any limitation, by set-off, combination of accounts or realization of security or otherwise in any manner whatsoever) on account of indebtedness represented by the Debentures (a) in a manner inconsistent with the terms (as they exist on the date of issue) of the Debentures or (b) at any time when an event of default has occurred under the Senior Indebtedness and is continuing and notice of such event of default has been given by or on behalf of the holders of Senior Indebtedness to the Debenture Trustee, unless the Senior Indebtedness has been repaid in full. No holder of a Debenture has the right to institute any act or proceeding to enforce the Debentures in a manner inconsistent with the terms of the Indenture.

The Debentures will also be effectively subordinate to claims of creditors of the Trust's subsidiaries except to the extent the Trust is a creditor of such subsidiaries ranking at least pari passu with such other creditors. Specifically, the Debentures will be subordinated in right of payment to the prior payment in full of all indebtedness under the Credit Facility and the Existing Debentures.

Priority over Trust Distributions

The Trust Indenture provides that certain expenses of the Trust must be deducted in calculating the amount to be distributed to the Unitholders. Accordingly, the funds required to satisfy the interest payable on the Debentures, as well as the amount payable upon redemption or maturity of the Debentures or upon an Event of Default (as defined below), will be deducted and withheld from the amounts that would otherwise be payable as distributions to Unitholders except for distributions that have been publicly announced by the Trust.

Change of Control of the Trust

Within 30 days following the occurrence of a change of control of the Trust involving the acquisition of voting control or direction over 66 2/3% or more of the Trust Units (a "Change of Control"), the Trust will be required to make an offer in writing to purchase all of the Debentures then outstanding (the "Debenture Offer"), at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest (the "Debenture Offer Price"). The Indenture provides that a change of control does not include a merger, reorganization, combination or other similar transaction if the previous holders of Trust Units and securities convertible or carrying the right to acquire Trust Units hold at least 50% of the voting control or direction in such merged, reorganized, combined or other continuing entity.

The Indenture contains notification and repurchase provisions requiring the Trust to give written notice to the Debenture Trustee of the occurrence of a Change of Control within 30 days of such event together with the Debenture Offer. The Debenture Trustee will thereafter promptly mail to each holder of Debentures a notice of the Change of Control together with a copy of the Debenture Offer to repurchase all the outstanding Debentures.

If 90% or more of the aggregate principal amount of the Debentures outstanding on the date of the giving of notice of the Change of Control have been tendered to the Trust pursuant to the Debenture Offer, the Trust will have the right and obligation to redeem all the remaining Debentures at the Debenture Offer Price. Notice of such redemption must be given by the Trust to the Debenture Trustee within 10 days following the expiry of the Debenture Offer, and as soon as possible thereafter, by the Debenture Trustee to the holders of the Debentures not tendered pursuant to the Debenture Offer.

Restrictions on Certain Transactions

The Indenture will contain provisions to the effect that subject to the discussion under "Offers for Debentures" below, the Trust shall not enter into any transaction or series of transactions whereby all or substantially all of its undertaking, property or assets would become the property of any other person (herein called a "Successor") whether by way of reorganization, consolidation, amalgamation, arrangement, merger, transfer, sale or otherwise, unless, among other things prior to or contemporaneously with the consummation of such transaction the Trust and the Successor shall have executed such instruments and done such things as are necessary or advisable to establish that upon the consummation of such transaction the Successor will have assumed all the covenants and obligations of the Trust under the Indenture in respect of the Debentures and the Debentures will be valid and binding obligations of the Successor entitling the holders thereof, as against the Successor, to all the rights of Debentureholders under the Indenture.

Interest Payment Option

The Trust may elect, from time to time, to satisfy its obligation to pay all or any part of the interest on the Debentures (the "Interest Obligation"), on the date it is payable under the Indenture (an "Interest Payment Date"), by delivering sufficient Units to the Debenture Trustee to satisfy all or any part, as the case may be, of the Interest Obligation in accordance with the Indenture (the "Unit Interest Payment Election"). The Indenture will provide that, upon such election, the Debenture Trustee shall (a) accept delivery from the Trust of Units, (b) accept bids with respect to, and consummate sales of, such Units, each as the Trust shall direct in its absolute discretion, (c) invest the proceeds of such sales in short-term permitted government securities (as defined in the Indenture) which mature prior to the applicable Interest Payment Date, and use the proceeds received from such permitted government securities, together with any proceeds from the sale of Units not invested as aforesaid, to satisfy the Interest Obligation, and (d) perform any other action necessarily incidental thereto.

The Indenture will set forth the procedures to be followed by the Trust and the Debenture Trustee in order to effect the Unit Interest Payment Election. If a Unit Interest Payment Election is made, the sole right of a holder of Debentures in respect of interest will be to receive cash from the Debenture Trustee out of the proceeds of the sale of Units (plus any amount received by the Debenture Trustee from the Trust attributable to any fractional Units) in full satisfaction of the Interest Obligation, and the holder of such Debentures will have no further recourse to the Trust in respect of the Interest Obligation.

Neither the Trust's making of the Unit Interest Payment Election nor the consummation of sales of Units will (a) result in the holders of the Debentures not being entitled to receive on the applicable Interest Payment Date cash in an aggregate amount equal to the interest payable on such Interest Payment Date, or (b) entitle such holders to receive any Units in satisfaction of the Interest Obligation.

Events of Default

The Indenture will provide that an event of default ("Event of Default") in respect of the Debentures will occur if any one or more of the following described events has occurred and is continuing with respect of the Debentures: (a) failure for 10 days to pay interest on the Debentures when due; (b) failure to pay principal or premium, if any, on the Debentures when due, whether at maturity, upon redemption, by declaration or otherwise; (c) certain events of bankruptcy, insolvency or reorganization of the Trust under bankruptcy or insolvency laws; or (d) default in the observance or performance of any material covenant or condition of the Indenture and continuance of such default for a period of 30 days after notice in writing has been given by the Debenture Trustee to the Trust specifying such default and requiring the Trust to rectify the same. If an Event of Default has occurred and is continuing, the Debenture Trustee may, in its discretion, and shall upon receipt of a written request signed by holders of not less than 25% of the principal amount of Debentures then outstanding, declare the principal of and interest on all outstanding Debentures to be immediately due and payable. In certain cases, the holders of more than 50% of the principal amount of the Debentures then outstanding may, on behalf of the holders of all Debentures, by written request, instruct the Debenture Trustee to waive any Event of Default and/or cancel any such declaration upon such terms and conditions as such holders shall prescribe.

Offers for Debentures

The Indenture will contain provisions to the effect that if an offer is made for the Debentures which is a take-over bid for Debentures within the meaning of the Securities Act (Alberta) and not less than 90% of the Debentures (other than Debentures held at the date of the take-over bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Debentures held by the holders of Debentures who did not accept the offer on the terms offered by the offeror.

Modification

The rights of the holders of the Debentures as well as any other series of debentures that may be issued under the Indenture may be modified in accordance with the terms of the Indenture. For that purpose, among others, the Indenture will contain certain provisions which will make binding on all Debenture holders resolutions passed at meetings of the holders of Debentures by votes cast thereat by holders of not less than 66 2/3% of the principal amount of the Debentures present at the meeting or represented by proxy, or rendered by instruments in writing signed by the holders of not less than 66 2/3% of the principal amount of the Debentures then outstanding. In certain cases, the modification will, instead or in addition, require assent by the holders of the required percentage of Debentures of each particularly affected series.

Limitation on Issuance of Additional Debentures

The Indenture will provide that the Trust shall not issue additional convertible debentures of equal ranking if the principal amount of all issued and outstanding convertible debentures of the Trust exceeds 25% of the Total Market Capitalization of the Trust immediately after the issuance of such additional convertible debentures. "Total Market Capitalization" will be defined in the Indenture as the total principal amount of all issued and outstanding debentures of the Trust which are convertible at the option of the holder into Units of the Trust plus the amount obtained by multiplying the number of issued and outstanding Units of the Trust and any outstanding exchangeable equity interests of the Trust (other than subordinated convertible debt) by the current market price of the Units on the relevant date.

Book-Entry System for Debentures

Except as described below, the Debentures will be issued in "book-entry only" form pursuant to the Indenture. Debentures issued in "book-entry only" form must be purchased or transferred through a participant in the depository service of CDS (a "Participant"). On the closing date of the offering, the Debenture Trustee will cause the Debentures to be delivered to CDS and registered in the name of its nominee. The Debentures will be evidenced by a single book-entry only certificate. Registration of interests in and transfers of the Debentures will be made only through the depository service of CDS.

Except as described below, a purchaser acquiring a beneficial interest in the Debentures (a "Beneficial Owner") will not be entitled to a certificate or other instrument from the Debenture Trustee or CDS evidencing that purchaser's interest therein, and such purchaser will not be shown on the records maintained by CDS, except through a Participant. Such purchaser will receive a confirmation of purchase from the Underwriter or other registered dealer from whom Debentures are purchased.

Neither the Trust nor the Underwriters will assume any liability for: (a) any aspect of the records relating to the beneficial ownership of the Debentures held by CDS or the payments relating thereto; (b) maintaining, supervising or reviewing any records relating to the Debentures; or (c) any advice or representation made by or with respect to CDS and contained in this short form prospectus and relating to the rules governing CDS or any action to be taken by CDS or at the direction of its Participants. The rules governing CDS provide that it acts as the agent and depositary for the Participants. As a result, Participants must look solely to CDS and Beneficial Owners must look solely to Participants for the payment of the principal and interest on the Debentures paid by or on behalf of the Trust to CDS.

As indirect holders of Debentures, investors should be aware that they (subject to the situations described below): (a) may not have Debentures registered in their name; (b) may not have physical certificates representing their interest in the Debentures; (c) may not be able to sell the Debentures to institutions required by law to hold physical certificates for securities they own; and (d) may be unable to pledge Debentures as security.

The Debentures will be issued to Beneficial Owners in fully registered and certificate form (the "Debenture Certificates") only if: (a) required to do so by applicable law; (b) the book-entry only system ceases to exist; (c) the Trust or CDS advises the Debenture Trustee that CDS is no longer willing or able to properly discharge its responsibilities as depositary with respect to the Debentures and the Trust is unable to locate a qualified successor; (d) the Trust, at its option, decides to terminate the book-entry only system through CDS; or (e) after the occurrence of an Event of Default (as defined herein), Participants acting on behalf of Beneficial Owners representing, in the aggregate, more than 25% of the aggregate principal amount of the Debentures then outstanding advise CDS in writing that the continuation of a book-entry only system through CDS is no longer in their best interest, provided the Debenture Trustee has not waived the Event of Default in accordance with the terms of the Indenture.

Upon the occurrence of any of the events described in the immediately preceding paragraph, the Debenture Trustee must notify CDS, for and on behalf of Participants and Beneficial Owners, of the availability through CDS of Debenture Certificates. Upon surrender by CDS of the single certificate representing the Debentures and receipt of instructions from CDS for the new registrations, the Debenture Trustee will deliver the Debentures in the form of Debenture Certificates and thereafter the Trust will recognize the holders of such Debenture Certificates as debentureholders under the Indenture.

Interest on the Debentures will be paid directly to CDS while the book-entry only system is in effect. If Debenture Certificates are issued, interest will be paid by cheque drawn on the Trust and sent by prepaid mail to the registered holder or by such other means as may become customary for the payment of interest. Payment of principal, including payment in the form of Units if applicable, and the interest due, at maturity or on a redemption date, will be paid directly to CDS while the book-entry only system is in effect. If Debenture Certificates are issued, payment of principal, including payment in the form of Units if applicable, and interest due, at maturity or on a redemption date, will be paid upon surrender thereof at any office of the Debenture Trustee or as otherwise specified in the Indenture.

PLAN OF DISTRIBUTION

Pursuant to the Underwriting Agreement, the Trust has agreed to issue and sell an aggregate of $250,000,000 aggregate principal amount of Debentures to the Underwriters, and the Underwriters have severally agreed to purchase such Debentures on April 25, 2008 or such other date not later than May 29, 2008 as may be agreed among the parties to the Underwriting Agreement. Delivery of the Debentures is conditional upon payment on closing of $1,000 per Debenture by the Underwriters to the Trust. The Underwriting Agreement provides that the Trust will pay the Underwriters' Fee of $40 per Debenture for Debentures issued and sold by the Trust for an aggregate fee payable by the Trust of $10,000,000 in consideration for the Underwriters' services in connection with the Offering.

The Trust has granted to the Underwriters the Over-allotment Option to purchase up to an additional $37,500,000 aggregate principal amount of Debentures at a price of $1,000 per Debenture on the same terms and conditions as the Offering, exercisable from time to time, in whole or in part, for a period of up to 30 days following closing of the Offering to cover over-allotments, if any, and for market stabilization purposes. If the Over-allotment Option is exercised in full, the total Offering, Underwriters' fee and net proceeds to the Trust (before expenses of the Offering) will be $287,500,000, $11,500,000 and $276,000,000, respectively. This prospectus also qualifies for distribution the grant of the Over-allotment Option and the issuance of Debentures pursuant to the exercise of the Over-allotment Option.

The obligations of the Underwriters under the Underwriting Agreement are several and not joint, and may be terminated at their discretion upon the occurrence of certain stated events. If one or more of the Underwriters fails to purchase its allotment of the Debentures that it has agreed to purchase, the remaining Underwriters may, but are not obligated to, purchase such Debentures. The Underwriters are, however, obligated to take up and pay for all of the Debentures if any are purchased under the Underwriting Agreement. The Underwriting Agreement also provides that the Trust and HOC will indemnify the Underwriters and their directors, officers, agents, shareholders and employees against certain liabilities and expenses.

The Trust has been advised by the Underwriters that, in connection with the Offering, the Underwriters may effect transactions that stabilize or maintain the market price of the Debentures at levels other than those that might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

The Trust has agreed that it shall not offer or issue, or enter into an agreement to offer or issue, equity securities of the Trust for a period of 90 days subsequent to the closing date of the Offering, except for the grant of rights pursuant to the Trust Unit Rights Incentive Plan and the issue of Trust Units upon the exercise of rights which have been granted pursuant to such plan, the grant of awards pursuant to the Unit Award Incentive Plan and the issue of Trust Units upon the payment of awards which have been granted under such plan and the issue of Trust Units pursuant to the DRIP Plan, upon the conversion, redemption or maturity of, or interest payments on, the Existing Debentures or the conversion of the Debentures, or as full or partial consideration for arm's length mergers, acquisition or transactions of similar nature without the consent of CIBC World Markets Inc., which consent may not be unreasonably withheld.

The Underwriters propose to offer the Debentures initially at the offering price specified herein. After a reasonable effort has been made to sell all of the Debentures at the price specified, the Underwriters may subsequently reduce the selling prices to investors from time to time in order to sell any of the Debentures remaining unsold. In the event the offering price of the Debentures is reduced, the compensation received by the Underwriters will be decreased by the amount of the aggregate price paid by the purchasers for the Debentures is less than the gross proceeds paid by the Underwriters to the Trust for the Debentures. Any such reduction will not affect the proceeds received by the Trust.

The Trust has applied to list the Debentures and the Trust Units issuable on conversion, redemption or maturity of the Debentures. on the TSX.  The Trust has also applied to list the Trust Units issuable on the conversion, redemption or maturity of the Debentures on the NYSE.  Such listings will be subject to the Trust fulfilling all of the listing requirements of the TSX and the NYSE, respectively.

The Debentures offered hereby and the Trust Units issuable on conversion, redemption or maturity of the Debentures (the "Securities") have not been and will not be registered under the 1933 Act, or any state securities laws, and accordingly may not be offered or sold within the United States or to or for the account of U.S. Persons (as such term is defined in Regulation S under the 1933 Act), except in transactions exempt from the registration requirements of the 1933 Act and applicable state securities laws. The Underwriting Agreement permits the Underwriters to offer and resell the Securities that they have acquired pursuant to the Underwriting Agreement to qualified institutional buyers and certain institutional accredited investors in the United States, provided such offers and sales are made in accordance with exemptions from the registration requirements under the 1933 Act. Moreover, the Underwriting Agreement provides that the Underwriters will offer and sell the Securities outside the United States only in accordance with Regulation S under the 1933 Act. Accordingly, each Underwriter has agreed that, except as permitted by the Underwriting Agreement, it will not offer, sell or deliver the Debentures to a U.S. Person or for the account or benefit of a U.S. Person (a) as part of its distribution at any time, or (b) until 40 days after completion of the later of the commencement of the offering to persons other than any Underwriter or other person who participates in the distribution of the Debentures and the closing date (the "distribution compliance period"), and it will have sent to each Underwriter or other person receiving a selling concession, fee or other remuneration to which it sells Debentures during the distribution compliance period a confirmation or other notice setting forth the restrictions on offers and sales of the Debentures to a U.S. Person or for the account or benefit of a U.S. Person. Terms used in this paragraph have the meanings given to them by Regulation S under the 1933 Act.

In addition, until 40 days after the commencement of the offering, an offer or sale of Securities within the United States by any dealer (whether or not participating in the offering) may violate the registration requirements of the 1933 Act if such offer or sale is made otherwise than in accordance with an exemption from registration under the 1933 Act.

RELATIONSHIP AMONG THE TRUST AND CERTAIN UNDERWRITERS

Each of CIBC World Markets Inc., TD Securities Inc., RBC Dominion Securities Inc., Scotia Capital Inc., HSBC Securities (Canada) Inc. and National Bank Financial Inc. are direct or indirect wholly-owned subsidiaries of Canadian chartered banks which are lenders to HOC pursuant to the Credit Facility and to which HOC is currently indebted. Consequently, the Trust may be considered a connected issuer of CIBC World Markets Inc., TD Securities Inc., RBC Dominion Securities Inc., Scotia Capital Inc., HSBC Securities (Canada) Inc. and National Bank Financial Inc. under applicable securities laws.

As at April 10, 2008, approximately $1,366.0 million was outstanding under the Credit Facility.  HOC is in compliance with all material terms of the agreement governing the Credit Facility and none of the lenders under the Credit Facility has waived any breach by HOC thereunder since its execution.  Harvest has granted security to the lenders under the Credit Facility.  Neither the financial position of the Trust nor the value of the security under the Credit Facility has changed substantially since the indebtedness under the Credit Facility was incurred.  All of the net proceeds of this Offering will be used to repay a portion of indebtedness to these banks outstanding under the Credit Facility.  See "Consolidated Capitalization of the Trust" and "Use of Proceeds".

The decision to distribute the Debentures offered hereunder and the determination of the terms of the distribution were made through negotiations primarily between HOC, on behalf of the Trust, and CIBC World Markets Inc. on its own behalf and on behalf of the other Underwriters. The lenders under the Credit Facility did not have any involvement in such decision or determination, but have been advised of the issuance and terms thereof. As a consequence of this issuance, CIBC World Markets Inc., TD Securities Inc., RBC Dominion Securities Inc., Scotia Capital Inc., HSBC Securities (Canada) Inc. and National Bank Financial Inc. will receive their respective share of the Underwriters' fee.

INTEREST OF EXPERTS

Certain legal matters relating to the Offering will be passed upon by Burnet, Duckworth & Palmer LLP on behalf of the Trust, and by Macleod Dixon LLP on behalf of the Underwriters. As at the date hereof, the partners and associates of Burnet, Duckworth & Palmer LLP, as a group, and Macleod Dixon LLP, as a group, each own, directly or indirectly, less than 1% of the Units, respectively. Reserves estimates incorporated by reference into this short form prospectus are based upon reports prepared by GLJ Petroleum Consultants Ltd. ("GLJ") and McDaniel & Associates Consultants Ltd. ("McDaniel"). As of the date hereof, the principals of GLJ, as a group, and the principals of McDaniel, as a group, beneficially own, directly or indirectly, less than 1% of the Trust Units, respectively.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Burnet, Duckworth & Palmer LLP and Macleod Dixon LLP (collectively, "Counsel"), the following summary fairly describes the principal Canadian federal income tax considerations pursuant to the Tax Act generally applicable to a subscriber who acquires Debentures pursuant to the offering and who at all relevant times, for purposes of the Tax Act, holds the Debentures and the Units issued on the conversion, redemption or maturity of the Debentures (collectively, the "Securities") as capital property and deals at arm's length with the Trust and the Underwriters and is not affiliated with the Trust. Generally speaking, the Securities will be considered to be capital property to a holder provided the holder does not hold the Securities in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. Certain holders who might not otherwise be considered to hold their Debentures and Units as capital property may, in certain circumstances, be entitled to have them treated as capital property by making the election permitted by subsection 39(4) of the Tax Act. This summary is not applicable to: (i) a holder that is a "financial institution", as defined in the Tax Act for purposes of the mark-to-market rules; (ii) a holder of an interest in which would be a "tax shelter investment" as defined in the Tax Act; or (iii) a holder that is a "specified financial institution" as defined in the Tax Act. Any such holder should consult its own tax advisor with respect to an investment in the Securities.

This summary is based upon the provisions of the Tax Act in force as of the date hereof and Counsel's understanding of the current administrative policies of Canada Revenue Agency ("CRA"). Except for specifically proposed amendments to the Tax Act that have been publicly announced by the federal Minister of Finance prior to the date hereof, this summary does not take into account or anticipate changes in the income tax law, whether by legislative, regulatory or judicial action, nor any changes in the administrative or assessing practices of the CRA. This summary is not exhaustive of all of the Canadian federal income tax considerations nor does it take into account or anticipate any provincial, territorial or foreign tax considerations arising from the acquisition, ownership or disposition of Debentures or Trust Units and the conversion, redemption or maturity of the Debentures. Except as otherwise indicated, this summary is based on the assumption that all transactions described herein occur at fair market value.

This summary is of a general nature only and is not intended to be legal or tax advice to any prospective purchaser of Debentures. Consequently, prospective holders of Securities should consult their own tax advisors with respect to their particular circumstances.

Holders of Securities Resident in Canada

This portion of the summary is applicable to holders of Securities who, for the purposes of the Tax Act and at all relevant times, are resident or deemed to be resident in Canada.

Trust Units

Subject to the SIFT Rules, each Unitholder that is a resident of Canada for purposes of the Tax Act is required to include in computing income for a particular taxation year the portion of the net income of the Trust, including net taxable capital gains, that is paid or payable to the Unitholder in that taxation year, whether or not the amount was actually paid to the Unitholder in that year. Income of a Unitholder from the Trust Units will generally be considered to be income from property and not resource income (or "resource profits") for purposes of the Tax Act. If appropriate designations are made by the Trust, such portion of the net taxable gains of the Trust and any taxable dividends received from taxable Canadian corporations as are paid or become payable to a Unitholder will effectively retain their character and be treated as such in the hands of the Unitholder for purposes of the Tax Act. Any loss of the Trust for purposes of the Tax Act cannot be allocated to, or treated as a loss of a Unitholder.

Once the Trust becomes subject to the SIFT Rules (which is anticipated to be, subject to the Trust exceeding any "normal growth", deferred until January 1, 2011), taxable distributions from the Trust received by holders and paid from the Trust's after tax income will generally be deemed to be received by the Unitholder as a taxable dividend from a taxable Canadian corporation.  Such dividend will be subject to the gross-up and dividend tax credit provisions in respect of Unitholders that are individuals.  Under the SIFT Rules, the dividends deemed to be paid by the Trust will be deemed to be "eligible dividends' and individual Unitholders would therefore benefit from the enhanced gross-up and dividend tax credit rules of the Tax Act.  Such dividends received by corporations resident in Canada will generally be eligible for full dividends received deduction and potentially subject to a 33 % refundable tax under Par IV of the Tax Act.

Units issued to a Unitholder in lieu of a cash distribution will have a cost equal to the fair market value of such units and will be averaged with the adjusted cost base of all other Trust Units held by the Unitholder at that time as capital property in order to determine the adjusted cost base of each Trust Unit.

Any amounts paid or payable by the Trust to a Unitholder in excess of the Unitholder's share of the income of the Trust and the non-taxable portion of capital gains made payable to Unitholders in the year will generally not be included in the income of the Unitholder but will reduce the adjusted cost base of such Unitholder's Trust Units. To the extent that the adjusted cost base to a holder of a Trust Unit would otherwise be less than nil, the negative amount will be deemed to be a capital gain of the Unitholder from the disposition of the Trust Unit in the year in which the negative amount arises. The non-taxable portion of capital gains of the Trust that is paid or made payable to the Unitholder in a year will not be included in computing the Unitholder's income for the year and will not reduce the adjusted cost base to the Unitholder of the Trust Units.

An actual or deemed disposition (other than in a tax deferred transaction) of Trust Units by a Unitholder, whether on a redemption or otherwise, will give rise to a capital gain (or capital loss) equal to the amount by which the proceeds of disposition (excluding any amount payable by the Trust which represents an amount that must otherwise be included in the Unitholder's income as described above) are greater than (or less than) the aggregate of the adjusted cost base of the Trust Units to the Unitholder plus any reasonable costs associated with the disposition. One-half of any capital gain realized by a Unitholder on a disposition of a Trust Unit will be included in the Unitholder's income under the Tax Act for the year of disposition as a taxable capital gain. One-half of any capital loss realized on a disposition of a Trust Unit must be deducted against taxable capital gains realized by the Unitholder in the year of disposition, and may be deducted in the three preceding taxation years or in any subsequent taxation year, to the extent and under the circumstances described in the Tax Act.

Taxable capital gains realized by a Unitholder who is an individual may give rise to minimum tax depending on such Unitholder's circumstances. A Unitholder that throughout the relevant year is a "Canadian-controlled private corporation" as defined in the Tax Act may be liable to pay a refundable tax of 6 2/3% on certain investment income, including taxable capital gains.

A redemption of Trust Units in consideration for cash, notes or redemption notes, as the case may be, will be a disposition of such Trust Units for proceeds of disposition equal to the amount of such cash or the fair market value of such notes or redemption notes, as the case may be, less any portion thereof that is considered to be a distribution out of the income of the Trust. Redeeming Unitholders will consequently recognize a capital gain, or sustain a capital loss, depending upon whether such proceeds exceed, or are exceeded by, the adjusted cost base of the Trust Units so redeemed. The receipt of notes or redemption notes in substitution for Trust Units may result in a change in the income tax characterization of distributions. Holders of notes or redemption notes generally will be required to include in income interest that is received or receivable or that accrues (depending on the status of the Unitholder as an individual, corporation or trust) on the notes or redemption notes. The cost to a Unitholder of any property distributed to a Unitholder by the Trust will be deemed to be equal to the fair market value of such property at the time of distribution less, in the case of notes, any accrued interest thereon. Unitholders should consult with their own tax advisors as to the consequences of receiving notes or redemption notes on a redemption.

Debentures

Interest on Debentures

A holder of Debentures that is a corporation, partnership, unit trust or any trust of which a corporation or a partnership is a beneficiary will be required to include in computing its income for a taxation year any interest on the Debentures that accrues to it to the end of the particular taxation year or that has become receivable by or is received by it before the end of that taxation year, except to the extent that such interest was included in computing the holder's income for a preceding taxation year.

Any other holder will be required to include in computing income for a taxation year all interest on the Debentures that is received or receivable by the holder in that taxation year (depending upon the method regularly followed by the holder in computing income), except to the extent that the interest was included in the holder's income for a preceding taxation year. In addition, although the Debenture will generally not be an "investment contract" (as defined in the Tax Act) in relation to a holder, if at any time a Debenture should become an "investment contract" in relation to a holder, such holder will be required to include in computing income for a taxation year any interest that accrues to the holder on the Debenture to the end of any "anniversary day" (as defined in the Tax Act) in that year to the extent such interest was not otherwise included in the holder's income for that year or a preceding year.

A transferor of a Debenture will generally be required to include as interest, and not as proceeds of disposition, the amount of accrued but unpaid interest on such Debenture at the time of transfer except to the extent such amount was otherwise included in the holder's income for a preceding year. The computation of the amount of such interest on a transfer of Debentures is complex, and in some circumstances unclear. Sellers or transferors of Debentures should consult their own advisors regarding the tax consequences applicable to them.

Exercise of Conversion Privilege

A holder of a Debenture who exchanges a Debenture for Trust Units pursuant to the conversion privilege will be considered to have disposed of the Debenture for proceeds of disposition equal to the aggregate of the fair market value of the Trust Units so acquired at the time of the exchange and the amount of any cash received in lieu of fractional Trust Units (other than Trust Units issued or cash received in respect of interest). The holder will realize a capital gain or capital loss computed as described below under "Other Dispositions of Debentures".

The cost to the holder of the Trust Units so acquired will also be equal to their fair market value at the time of the exchange and must be averaged with the adjusted cost base of all other Trust Units held as capital property by the holder for the purpose of calculating the adjusted cost base of such Trust Units.

Redemption or Repayment of Debentures

If the Trust redeems a Debenture prior to maturity or repays a Debenture upon maturity, the holder will be considered to have disposed of the Debenture for proceeds of disposition equal to the amount received by the holder (other than the amount received as or in lieu of unpaid interest) on such redemption or repayment. If the holder receives Trust Units on redemption or repayment (otherwise than in respect of interest), the holder will be considered to have proceeds of disposition equal to the fair market value of the Trust Units so received and the amount of any cash received in lieu of fractional Trust Units. The holder may realize a capital gain or capital loss computed as described below under "Other Dispositions of Debentures". The cost to the holder of the Trust Units so received will also be equal to their fair market value at the time of the exchange and must be averaged with the adjusted cost base of all other Trust Units held as capital property by the holder for the purpose of calculating the adjusted cost base of such Trust Units.

Other Dispositions of Debentures

A disposition or deemed disposition by a holder of a Debenture will generally result in the holder realizing a capital gain (or capital loss) equal to the amount by which the proceeds of disposition (adjusted as described above, in respect of accrued interest) are greater (or less) than the aggregate of the holder's adjusted cost base thereof and any reasonable costs of disposition. Any such capital gains or capital losses will be treated, for tax purposes, in the same manner as capital gains and capital losses arising from a disposition of Trust Units which treatment is discussed above under "Holders of Securities Resident in Canada — Trust Units".

Upon such a disposition or deemed disposition of a Debenture, interest accrued thereon to the date of disposition will generally be excluded in computing the holder's proceeds of disposition of the Debenture.

Holders of Securities Not Resident in Canada

This portion of the summary applies to a holder of Securities who, for the purposes of the Tax Act and any relevant tax treaty, and at all relevant times, is not resident in Canada and is not deemed to be resident in Canada, does not use or hold, and is not deemed to use or hold, Securities in, or in the course of, carrying on a business in Canada, and is not an insurer who carries on an insurance business or is deemed to carry on an insurance business in Canada and elsewhere (a "Non-Resident").

Trust Units

Subject to the SIFT Rules, any distribution of income of the Trust to a Non-Resident Unitholder will generally be subject to Canadian withholding tax at the rate of 25%, unless such rate is reduced under the provisions of a tax treaty between Canada and the Unitholder's jurisdiction of residence. A Unitholder resident in the United States who is entitled to claim the benefit of the Canada-US Tax Convention will be entitled to have the rate of withholding reduced to 15% of the amount of any income distributed. Based on representations from HOC, Counsel is of the opinion that a Trust Unit is a Canadian property mutual fund investment, and therefore, the Trust is also obligated to withhold on all distributions to non-residents in excess of the Unitholder's share of the income of the Trust at the rate of 15%. Where a non-resident sustains a capital loss on a disposition of Trust Units (or other properties that qualify as a Canadian property mutual fund investment) such loss may be utilized to reduce or recover the non resident's tax liability in respect of such distributions in limited circumstances as provided in the Tax Act.

Pursuant to the SIFT Rules, amounts in respect of Trust income payable to Unitholders that are not deductible to the Trust as a result of the Trust being characterized as a SIFT trust will be treated as dividends payable to the Unitholders. Under existing law, dividends paid to a Non Resident will be subject to Canadian withholding tax at a rate of 25%, unless such rate is reduced under the provisions of an applicable tax treaty. A taxable Unitholder resident in the United States who is entitled to claim the benefit of the Canada-US Tax Convention generally will be entitled to have the rate of withholding reduced to 15% of the amount of such dividend.

A disposition or deemed disposition of a Trust Unit, whether on redemption or otherwise, will not give rise to any capital gains subject to tax under the Tax Act to a Non-Resident provided that the Trust Units are not "taxable Canadian property" of the holder for the purposes of the Tax Act. Trust Units will not be considered taxable Canadian property to such a holder unless: (a) the holder holds or uses, or is deemed to hold or use the Trust Units in the course of carrying on business in Canada; (b) the Trust Units are "designated insurance property" of the holder for purposes of the Tax Act; (c) at any time during the 60 month period immediately preceding the disposition of the Trust Units the holder or persons with whom the holder did not deal at arm's length or any combination thereof, held 25% or more of the issued Trust Units; or (d) the Trust is not a mutual fund trust for the purposes of the Tax Act on the date of disposition.

Interest paid or credited on notes to a Non-Resident Unitholder who receives notes or redemption notes on a redemption of Trust Units will not be subject to Canadian withholding tax.

Debentures

Interest paid or credited, or deemed to be paid or credited (including any premium on redemptions and accrued interest on sales or transfers described below), to a Non-Resident holder of Debentures, notes or redemption notes will generally not be subject to Canadian withholding tax.

The disposition of a Debenture by a Non-Resident holder will generally not be subject to tax under the Tax Act for the same reasons as discussed above if Trust Units held by a particular holder (including Trust Units acquired upon a conversion, repayment or maturity of Debentures) would not constitute "taxable Canadian property" as described under "Holders of Securities Not Resident in Canada — Trust Units".

Status of the Trust

Based upon representations made by HOC, in the opinion of Counsel, the Trust presently qualifies as a "mutual fund trust" as defined by the Tax Act, and this summary assumes that the Trust will continue to so qualify. Counsel is advised by HOC that it is intended that the requirements necessary for the Trust to qualify as a mutual fund trust will continue to be satisfied so that the Trust will continue to qualify as a mutual fund trust at all times throughout its existence. In the event that the Trust were not to so qualify, the income tax considerations would in some respects be materially different from those described herein.

SIFT Rules

On October 31, 2006, the Department of Finance (Canada) ("Finance") announced proposed changes to the taxation of certain publicly-traded trusts and partnerships and their unitholders. Bill C-52, which received Royal Assent on June 22, 2007, contained legislation implementing these proposals (collectively, the "SIFT Rules").

The SIFT Rules apply to trusts and partnerships that are resident in Canada for purposes of the Tax Act (in the case of partnerships, pursuant to new residency rules for this purpose), that hold one or more "non-portfolio properties", and the units of which are listed on a stock exchange or other public market (a "specified investment flow-through trust" or "SIFT trust", and a "specified investment flow-through partnership" or "SIFT partnership"). In the case of a trust or partnership that was a SIFT trust or SIFT partnership on October 31, 2006, the SIFT Rules generally will not take effect until January 1, 2011, provided the trust or partnership experiences only "normal growth" and no "undue expansion" before then. On December 15, 2006 Finance issued guidelines with respect to what would be considered "normal growth" for this purpose (the "Guidelines").

Commencing January 1, 2011 (subject to experiencing only "normal growth" and no "undue expansion" before then), the Trust would be a "SIFT trust" under the SIFT Rules. Pursuant to the SIFT Rules, a SIFT trust will be subject to tax on its income from non-portfolio properties and taxable capital gains from dispositions of non-portfolio properties at a rate comparable to the combined federal and provincial corporate income tax rate, and distributions of such income to unitholders will be treated as eligible dividends paid by a taxable Canadian corporation. The properties owned by the Trust constitute "non-portfolio properties" under the SIFT Rules, with the result that all or substantially all of the Trust's income would be subject to the new tax.

Currently, the SIFT Rules provide that the tax rate will be the federal general corporate income tax rate (which is anticipated to be 16.5% in 2011, and 15% in 2012) plus the provincial SIFT tax factor (which is set at a fixed rate of 13%), for a combined tax rate of 29.5% in 2011 and 28% in 2012.

On March 14, 2008, draft legislation (the "Provincial SIFT Tax Proposal") received its first reading in the House of Commons, that would have the effect of instead of basing the provincial component of the tax on a flat rate of 13%, the provincial component will be based on the general provincial corporate income tax rate in each province in which the Trust has a permanent establishment. For purposes of calculating this component of the tax, the general corporate taxable income allocation formula will be used. Specifically, the Trust's taxable distributions will be allocated to provinces by taking half of the aggregate of:

  that proportion of the Trust's taxable distributions for the year that the Trust's wages and salaries in the province are of its total wages and salaries in Canada; and

  that proportion of the Trust's taxable distributions for the year that the Trust's gross revenues in the province are of its total gross revenues in Canada.

Under the Provincial SIFT Tax Proposal, the Trust would be considered to have a permanent establishment only in Alberta, where the provincial tax rate in 2011 is expected to be 10%, which will result in an effective tax rate of 26.5% in 2011 and 25% in 2012. Taxable distributions that are not allocated to any province would instead be subject to a 10% rate constituting the provincial component. There can be no assurance, however, that the Provincial SIFT Tax Proposal will be enacted as proposed.

As noted, the SIFT Rules are not expected to take effect, generally, until 2011. However, the Trust could become subject to the SIFT Rules sooner than 2011 if it experiences growth other than "normal growth" before then. Under the Guidelines, a SIFT trust will be considered to have experienced only "normal growth" if its issuances of new equity, which includes trust units and debt convertible into trust units, do not exceed certain thresholds measured by reference to the SIFT trust's market capitalization as of the close of trading on October 31, 2006, taking into account only the SIFT trust's publicly-traded units and not any securities, whether or not listed, that are convertible into or exchangeable for units. The permitted expansion thresholds are the greater of $50 million and 40% of a SIFT trust's October 31 market capitalization for the period from November 1, 2006 to the end of 2007, and the greater of $50 million and 20% of a SIFT trust's October 31 market capitalization for each of 2008, 2009 and 2010. HOC has advised Counsel that the Trust's market capitalization, determined in accordance with the Guidelines, as of October 31, 2006 was approximately $3.7 billion. HOC has further advised Counsel that the offering of Debentures pursuant to this prospectus (including the Over-Allotment Option) will not, in and of itself, cause the Trust to exceed its permitted normal growth threshold for the period from October 31, 2006 to December 31, 2008 under the Guidelines.

It is therefore assumed, for the purposes of this summary, that the Trust will not be subject to the SIFT Rules until January 1, 2011. No assurance can be provided that the SIFT Rules will not apply to the Trust prior to 2011.

Taxation of the Trust

The Trust is required to include in its income for each taxation year all net realized taxable capital gains, dividends, accrued interest and amounts accrued in respect of the Trust's net profit interests held by it. The Trust may deduct in respect of each taxation year an amount not exceeding 20% of the total issue expenses of the offering and other offerings of its Trust Units or debt obligations (subject to proration for a short taxation year) to the extent that those expenses were not otherwise deductible in a preceding year, and may also deduct reasonable management and administration fees incurred by it in the year. The Trust may also deduct, in computing its income from all sources for a taxation year, an amount not exceeding 10% on a declining balance basis of its cumulative Canadian oil and gas property expense account at the end of that year, prorated for short taxation years.

Subject to the SIFT Rules, to the extent that the Trust has any income for a taxation year after the inclusions and deductions outlined above, the Trust will be permitted to deduct all amounts of income which are paid or become payable by it to Unitholders in the year. An amount will be considered payable to a Unitholder in a taxation year only if it is paid in the year by the Trust or the Unitholder is entitled in the year to enforce payment of the amount. Counsel is advised that the Trust intends to deduct, in computing its income, the full amount available for deduction in each year to the extent of its taxable income for the year otherwise determined. As a result of such deductions from income, it is expected that the Trust will not be liable for any material amount of tax under the Tax Act; however no assurances can be given in this regard.

Once the Trust becomes subject to the SIFT Rules (which is anticipated to be, subject to the Trust exceeding any "normal growth", deferred until January 1, 2011), the Trust will no longer be able to deduct any part of the amounts payable to Unitholders in respect of: (i) income from businesses it carries on in Canada or from its non-portfolio properties (exceeding any losses for the taxation year from businesses or non-portfolio properties), and (ii) taxable capital gains from its dispositions of non-portfolio properties (exceeding its allowable capital losses from the disposition of such properties). A deduction is permitted for dividends received by a SIFT where the dividends could have been deducted if the SIFT were a corporation. "Non-portfolio properties" include: (i) Canadian real and resource properties if the total fair market value of such properties is greater than 50% of the equity value of the SIFT itself, (ii) a property that the SIFT (or a non-arm's length person or partnership) uses in the course of carrying on a business in Canada, and (iii) investments in a subject entity that have a fair market value greater than 10% of the subject entity's equity value or a subject entity where the SIFT holds securities of it or its affiliates that have a total fair market value greater than 50% of the equity value of the SIFT. A subject entity includes corporations resident in Canada, trusts resident in Canada, and Canadian resident partnerships. The investments by the Trust in its material subsidiaries will likely be investments in subject entities for this purpose. Income which a SIFT is unable to deduct will be taxed in the SIFT at rates of tax similar to the combined federal and provincial corporate tax rate. The SIFT Rules do not change the tax treatment of distributions that are paid as returns of capital.

Under the Trust Indenture, income received by the Trust may be used to finance cash redemptions of Trust Units. Further, it is possible that income received by the Trust will be used to repay the principal amount of any outstanding indebtedness (including the Debentures, notes and any redemption notes). Accordingly, such income so utilized will not be payable to holders of the Trust Units by way of cash distributions. In such circumstances, such income may be payable to holders of Trust Units in the form of additional Trust Units.

ELIGIBILITY FOR INVESTMENT

Provided that the Trust Units and the Debentures are listed on a designated stock exchange for the purposes of the Tax Act (which includes the TSX and the NYSE), the Debentures and the Trust Units issuable upon conversion, redemption or maturity of the Debentures, on the date of the Closing of the Offering, will be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans (except in the case of the Debentures a deferred profit sharing plan to which the Trust has made a contribution), registered education savings plans and registered disability savings plans (collectively, the "Plans").

See also "Risk Factors – Risks Related to Harvest's Structure – Investment Eligibility" on page 68 in the AIF.

RISK FACTORS

An investment in the securities of the Trust is subject to certain risks. Harvest's operations are conducted in the same business environment as other similar operators and the business risks are very similar. However, the Harvest Energy Trust structure is significantly different than that of a traditional corporation with share capital and there are certain unique business risks of Harvest's structure. A summary of risks related to Harvest's Upstream operations and its Downstream operations as well as the risks of its structure are presented on pages 59 through 71, inclusive, of the AIF. In addition to such risk factors, investors should carefully consider the risks described below.

Income Tax Matters

There can be no assurance that Canadian federal income tax laws and administrative policies respecting the treatment of mutual fund trusts will not be changed in a manner which adversely affects the holders of Trust Units. If the Trust ceases to qualify as a "mutual fund trust" under the Tax Act, the income tax considerations described under the heading "Canadian Federal Income Tax Considerations" would be materially and adversely different in certain respects.

The SIFT Rules, which are discussed in more detail under the heading "Canadian Federal Income Tax Considerations", generally operate to apply a tax at the trust level on distributions of certain income at rates of tax comparable to the combined federal and provincial corporate tax rate and to treat such distributions to Unitholders in a manner similar to dividends from a taxable Canadian corporation.

Generally, the application of the SIFT Rules will be delayed to the 2011 taxation year with respect to existing SIFT trusts, such as the Trust. However, the SIFT Rules also provide that there are circumstances under which an existing SIFT trust may lose its transitional relief, including where the "normal growth" of the existing SIFT trust is exceeded. On December 15, 2006, Finance issued the Guidelines which established objective tests with respect to how much an income trust is permitted to grow without jeopardizing its transitional relief. See "Canadian Federal Income Tax Considerations – SIFT Rules". Based on certain representations from HOC, the offering of Debentures pursuant to this short form prospectus should not cause, by itself, the Trust to be subject to the SIFT Rules prior to its 2011 taxation year. However, no assurance can be provided that the SIFT Rules will not apply to the Trust prior to 2011.

The SIFT Rules may have an adverse impact on the Trust, its Unitholders and the value of the Trust Units and on the ability of the Trust to undertake financings and acquisitions, and, at such time as the rules apply to the Trust, the distributable cash of the Trust may be materially reduced. The effect of the recently enacted SIFT Rules on the market for Trust Units is uncertain.

Trading Market for Debentures

The Debentures constitute a new issue of securities of the Trust for which there is currently no public market. If the Debentures are traded after their initial issuance, they may trade at a discount from their offering price depending on prevailing interest rates, the market for similar securities, the performance of the Trust and other factors. No assurance can be given as to whether an active trading market will develop or be maintained for the Debentures. To the extent that an active trading market for the Debentures does not develop, the liquidity and trading prices for the Debentures may be adversely affected.

LEGAL PROCEEDINGS

There are no outstanding legal proceedings material to the Trust to which the Trust or HOC is a party or in respect of which any of its respective properties are subject, nor are any such proceedings known by the Trust to be contemplated, except as described elsewhere in this short form prospectus including the AIF incorporated by reference into this short form prospectus.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two Business Days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces and territories, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the province or territory in which the purchaser resides for the particulars of these rights or consult with a legal advisor.

AUDITORS' CONSENTS

Consent of KPMG LLP

The Board of Directors of Harvest Operations Corp. on behalf of Harvest Energy Trust

We have read the preliminary short form prospectus dated April 11, 2008 relating to the sale and issue of $250,000,000 aggregate principal amount of convertible unsecured subordinated debentures of Harvest Energy Trust (the "Trust"). We have complied with Canadian generally accepted standards for an auditors' involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned short form prospectus of our audit report to the Unitholders of the Trust on the consolidated balance sheets of the Trust as at December 31, 2007 and 2006 and the consolidated statements of income and comprehensive (loss) income, unitholders' equity and cash flows for the years then ended. Our report is dated March 12, 2008.

We consent to the incorporation by reference in the above-mentioned short form prospectus of our audit report to the Board of Directors of Harvest Operations Corp. on behalf of the Trust and the Unitholders of the Trust on the effectiveness of the internal control over financial reporting as at December 31, 2007. Our report is dated March 12, 2008.

(signed) "KPMG LLP"
Chartered Accountants

Calgary, Canada
April 11, 2008

C-1

CERTIFICATE OF THE TRUST

Dated: April 11, 2008

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the Provinces and Territories of Canada.

HARVEST ENERGY TRUST
By: HARVEST OPERATIONS CORP.

(signed) "John Zahary"	(signed) "Robert Fotheringham"
President and Chief Executive Officer	Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS

(signed) "David J. Boone"	(signed) "Verne G. Johnson"
Director	Director

C-2

CERTIFICATE OF THE UNDERWRITERS

Dated: April 11, 2008

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the Provinces and Territories of Canada.

CIBC WORLD MARKETS INC.	TD SECURITIES INC.

By: (signed) "Brenda A. Mason"	By: (signed) "Alec W.G. Clark"

RBC DOMINION SECURITIES INC.	SCOTIA CAPITAL INC.

By: (signed) "Derek Neldner"	By: (signed) "Craig Langpap"

HSBC SECURITIES (CANADA) INC.	NATIONAL BANK FINANCIAL INC.

By: (signed) "Laura McElwain"	By: (signed) "Robert B. Wonnacott"